                                                  Filed pursuant to Rule 424(b)2
                                                           File Number 333-55252

PROSPECTUS SUPPLEMENT
(To prospectus dated March 14, 2001)
                                  $505,000,000


                       Senior Convertible Notes due 2021

                               ----------------
                                 The Offering:
      We are offering the notes at an issue price of $861.03 per note (86.103% of the principal amount at maturity). Interest on the notes at the rate of
 .8610% per year on the principal amount at maturity is payable semiannually in arrears on April 19 and October 19 of each year, beginning April 19, 2002 until October 19, 2006. After that date, we will not pay cash interest on the notes prior to maturity. Instead, on October 19, 2021, the maturity date of the notes, a holder will receive $1,000 per note. The rate of accrual of original issue discount represents a yield to maturity of 1% per year, computed on a semiannual bond equivalent basis and calculated from October 19, 2006. The notes will be senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness.

                          Convertibility of the Notes:
      Holders may convert their notes into 17.2120 shares of our common stock, subject to adjustment, only if (1) the sale price of our common stock reaches specified thresholds, (2) the credit rating of the notes is below a specified level, (3) the notes are called for redemption, or (4) specified corporate transactions have occurred. The common stock currently trades on the New York Stock Exchange under the symbol "LOW." On October 15, 2001, the last reported sale price of the common stock on the NYSE was $34.50 per share.

          Purchase of the Notes by Lowe's at the Option of the Holder:
      Holders may require us to purchase all or a portion of their notes on October 19, 2003 or October 19, 2006, at a price of $861.03 per note plus accrued cash interest, if any, or on October 19, 2011, at a price of $905.06 per note. We may choose to pay the purchase price of such notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of Lowe's occurs on or before October 19, 2006, each holder may require us to purchase for cash all or a portion of such holder's notes.

                     Redemption of the Notes at Our Option:
      We may redeem for cash all or a portion of the notes at any time on or after October 19, 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

      Investing in the notes involves risks, some of which are described in "Risk Factors Relating to the Notes" section starting on page S-8 of this prospectus supplement.

                               ----------------

                                                        Per Note    Total
                                                        --------    -----
     Public offering price(1).......................... $861.03  $434,820,150
     Underwriting discount.............................  $19.37    $9,781,850
     Proceeds, before expenses, to Lowe's.............. $841.66  $425,038,300

    (1) Plus accrued interest from October 19, 2001, if settlement occurs after that date.

      The underwriters may also purchase up to an additional $75,700,000 aggregate principal amount at maturity of notes from Lowe's within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about October 19, 2001.
                               ----------------
                              Merrill Lynch & Co.

Banc of America Securities LLC
             SunTrust Robinson Humphrey
                           U.S. Bancorp Piper Jaffray
                                         Wachovia Securities
                                                      Fleet Securities, Inc.
                               ----------------

          The date of this prospectus supplement is October 16, 2001.

                               TABLE OF CONTENTS

                             Prospectus Supplement

Warning Regarding Forward-Looking Statements...............................  S-3
Summary....................................................................  S-4
Risk Factors Relating to the Notes.........................................  S-8
Use of Proceeds............................................................ S-10
Price Range of Common Stock and Dividend History........................... S-10
Capitalization............................................................. S-11
Selected Consolidated Financial Information................................ S-12
Description of Notes....................................................... S-13
Description of Our Capital Stock........................................... S-28
Certain United States Federal Income Tax Consequences...................... S-31
Underwriting............................................................... S-36
Legal Matters.............................................................. S-39
Experts.................................................................... S-39

                                   Prospectus

About this Prospectus.......................................................   2
Where You Can Find More Information.........................................   2
Incorporation of Information Filed With the SEC.............................   3
Warning Regarding Forward-Looking Statements................................   4
The Company.................................................................   5
Use of Proceeds.............................................................   5
Ratio of Earnings to Fixed Charges..........................................   5
Description of Our Debt Securities..........................................   6
Description of Our Preferred Stock..........................................  17
Description of Our Common Stock.............................................  22
Description of Our Warrants.................................................  24
Description of Stock Purchase Contracts and Stock Purchase Units............  30
Plan of Distribution of the Offered Securities..............................  30
Legal Matters...............................................................  31
Experts.....................................................................  31

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date hereof.

   Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the notes or our common stock. Such transactions may include stabilization and the purchase of notes to cover syndicate short positions and the imposition of penalty bids. For a description of those activities, see "Underwriting."

                  WARNING REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

  . Our sales are dependent upon the general economic health of the country, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.

  . Our expansion strategy may be affected by environmental regulations, local zoning issues and delays. As we expand into major metropolitan areas, the availability and development of land, and more stringent land use regulations than we have traditionally experienced, may result in lengthening timelines for the opening of our stores.

  .  Sufficient labor to facilitate growth may not be available.

  . Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.

  . Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.

  . The ability to continue our everyday competitive pricing strategy and provide the products that consumers want depends on our vendors providing a reliable supply of inventory at competitive prices.

  . Legal or regulatory developments may have an adverse effect on our business.

  . On a short-term basis, weather may affect sales of product groups like lawn and garden, lumber, and building materials.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

   You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, before making an investment decision.

   References in this prospectus supplement to "Lowe's," "the company," "we" and "our" refer to Lowe's Companies, Inc., and its consolidated subsidiaries, unless otherwise specified. References to our common stock mean shares of our common stock, $0.50 par value, and associated preferred share purchase rights under our Shareholder Rights Plan described under "Description of Our Capital Stock." Unless otherwise specified, information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

                                  The Company

   Lowe's Companies, Inc. is the world's second largest home improvement retailer competing in a highly fragmented $400 billion industry. We serve more than six million do-it-yourself and commercial business customers weekly through more than 700 stores in 40 states. At August 3, 2001, our retail square footage totaled approximately 74.5 million square feet. Headquartered in Wilkesboro, NC, our 55-year-old company employs more than 100,000 people. We anticipate opening 115 stores, which includes relocating approximately 13 older, smaller format stores, under Lowe's 2001 expansion plan.

   Lowe's is incorporated in North Carolina and has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange with shares trading under the ticker symbol "LOW."

                                  The Offering

Notes Offered...........  $505,000,000 aggregate principal amount at maturity
                          ($580,700,000 aggregate principal amount at maturity if the underwriters exercise their over-allotment option in full) of Senior Convertible Notes due October 19, 2021. Each note will be issued at a price of $861.03 per note and will have a principal amount at maturity of $1,000.

Maturity................  October 19, 2021.

Cash Interest...........  .8610% per year on the principal amount at maturity, payable semiannually in arrears in cash on April 19 and October 19 of each year, beginning April 19, 2002, through October 19, 2006. This cash interest will be taxable to holders as original issue discount for United States federal income tax purposes and accordingly, will be taxed to a holder as it accrues regardless of the holder's method of tax accounting. However, a holder will not recognize any income upon the actual payment of such cash interest. See "Certain United States Federal Income Tax Consequences."

Yield to Maturity of      1% per year, computed on a semiannual bond equivalent
Notes...................  basis and calculated from October 19, 2001.

Original Issue            We are offering our notes at an issue price
Discount................  significantly below the principal amount at maturity of the notes. As a result, the notes will be treated as issued with original issue discount, which will accrue daily at a rate of 1% per year beginning on October 19, 2006, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months.

                          For United States federal income tax purposes, original issue discount will accrue at a constant rate of 1% per year, calculated on a semiannual bond equivalent basis, throughout the term of the notes from their issue date and U.S. holders will be required to include original issue discount in their gross income as it accrues regardless of their method of tax accounting. See "Certain United States Federal Income Tax Consequences."

Conversion Rights.......  For each note surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 17.2120 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount or any accrued cash interest. Instead, accrued original issue discount or accrued cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

                          Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after February 1, 2002, if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than a specified percentage, beginning at 120% and declining .1282% per quarter thereafter until it reaches 110% for the quarter beginning July 31, 2021, of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The accreted conversion price per share as of any day will equal the issue price of a note plus accrued original issue discount or cash interest to that day, divided by 17.2120, subject to any adjustments to the conversion rate through that day.

                          Holders may also surrender a note for conversion during any period in which the credit rating assigned to the notes is Baa3 or lower by Moody's Investors Service ("Moody's"), BBB or lower by Standard & Poor's Credit Market Services, a division of The McGraw-Hill Companies ("Standard & Poor's") or BBB or lower by Fitch, Inc. ("Fitch").

                          Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in "Description of Notes-- Conversion Rights." The ability to surrender notes for conversion will expire at the close of business on October 19, 2021.

Ranking.................  The notes will be senior unsecured obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security. Also, the notes are effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries.

                          At August 3, 2001, we had $194.9 million of secured indebtedness outstanding, $2,775.1 million of unsecured indebtedness outstanding and $465.6 million of capital leases. At August 3, 2001, our subsidiaries had $125.8 million of secured unsubordinated indebtedness outstanding.

Sinking Fund............  None.

Redemption of Notes at
Our Option..............
                          We may redeem for cash all or a portion of the notes at any time on or after October 19, 2006, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the applicable redemption date. See "Description of Notes--Redemption of Notes at Our Option."

Purchase of the Notes
by Lowe's at the Option
of the Holder...........  Holders may require us to purchase all or a portion of their notes on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

                              . on October 19, 2003 at a price of $861.03 per note;

                              . on October 19, 2006 at a price of $861.03 per note; and

                              . on October 19, 2011 at a price of $905.06 per note.

                          We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock.

Change in Control.......  Upon a change in control of Lowe's occurring on or before October 19, 2006, the holders may require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Optional Conversion to
Semiannual Coupon Notes
upon Tax Event..........
                          From and after the occurrence of a tax event, at our option, interest in lieu of future accrued original issue discount or cash interest will accrue on each note from the option exercise date at 1% per year, calculated on a semiannual bond equivalent basis, on the restated principal amount and will be payable semiannually. Any such interest in lieu of original issue discount or cash interest will be computed in the same manner and payable at the same time as the cash interest and will accrue from the most recent date to which cash interest, if payable, has been paid or provided for or, if no cash interest is payable or has been paid or provided for, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, as described herein. However, there will be no change in the holder's conversion rights. See "Description of Notes--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

DTC Eligibility.........  The notes will be issued in fully registered book-
                          entry form and will be represented by one or more permanent global notes without coupons. Global notes will be deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein.

Trading.................  We do not intend to list the notes on any national securities exchange. The notes will be new securities for which there is currently no public market. Our common stock is traded on the New York Stock Exchange under the symbol "LOW."

                       RISK FACTORS RELATING TO THE NOTES

   You should carefully consider the following information with the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before purchasing the notes.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

   The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of the common stock into which a note is otherwise convertible. These features could adversely affect the value and the trading prices of the notes.

The covenants applicable to the notes do not require minimum financial results or prevent Lowe's from incurring additional debt or paying extraordinary dividends and may not afford protection to holders of notes against some transactions, such as recapitalizations or incurrence of additional indebtedness.

   The holders of notes may require us to purchase the notes upon the occurrence of certain change-in-control events described under "Description of Notes--Change in Control Permits Purchase of Notes by Lowe's at the Option of the Holder." The covenants applicable to the notes do not restrict us from incurring indebtedness or paying extraordinary dividends. Further, the notes do not afford a holder protection under maintenance or other covenants relating to our consolidated financial position or results of operations. Our ability to recapitalize or incur additional indebtedness could have the effect of diminishing our ability to make payments on the notes when due. In addition, certain transactions, including certain recapitalizations, would not constitute a change in control with respect to the change in control purchase feature of the notes, even though these transactions may increase the amount of our (or our subsidiaries') outstanding indebtedness.

An active trading market for notes may not develop, which could reduce their value.

   The notes comprise a new issue of securities for us for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. We do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes may be less than the price you pay for them.

You should consider the United States federal income tax consequences of owning notes in the context of your own tax position.

   Our tax counsel has concluded that the notes will be characterized as indebtedness for United States federal income tax purposes. In addition, the notes will be issued with original issue discount. You will be required to include original issue discount in income at a constant rate of 1% per year, calculated on a semiannual bond equivalent basis, over the term of the notes as ordinary income, in advance of the receipt of the cash, or other property, attributable thereto.

   You will recognize gain or loss on the sale or other disposition of a note in an amount equal to the difference between the amount realized on such a transaction and your adjusted tax basis in the note. Any gain or loss so recognized by you generally will be capital gain or loss. However, a conversion or redemption of the notes in exchange for shares of our common stock generally will not be a taxable event and thus, you will not recognize any capital gain or loss on such a transaction. A summary of the United States federal income tax consequences of ownership of the notes is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences."

We may not have the funds necessary to finance a purchase of notes at the option of the holder or upon a change in control of Lowe's.

   On October 19, 2003, October 19, 2006 and October 19, 2011 or in the event of a change in control of Lowe's occurring on or before October 19, 2006, holders of notes have the right to require us to purchase their notes. Although not anticipated, we may not have sufficient funds at those times to make any required purchase of notes. In such event, holders would not be able to sell their notes to Lowe's for cash. In addition, corporate events involving fundamental changes to our capital structure, such as leveraged recapitalizations that would increase the level of our indebtedness or that of our subsidiaries, would not necessarily constitute a change in control for these purposes. See "Description of Notes--Purchase of Notes at the Option of the Holder" and "--Change in Control Permits Purchase of Notes by Lowe's at the Option of the Holder."

                                USE OF PROCEEDS

   We estimate that the net proceeds from this offering will be approximately $425.0 million (approximately $488.8 million, if the underwriters exercise their over-allotment option in full). We plan to use the net proceeds from the sale of the securities to finance capital expenditures such as the purchase of land, buildings and equipment for new and existing stores, distribution facilities and for other general corporate purposes.

   We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

   Our common stock is traded on the New York Stock Exchange under the symbol "LOW."

   Set forth below are the high and low sales prices for Lowe's common stock as reported on the New York Stock Exchange composite transaction reporting system and the dividends we paid on such shares for each quarterly period during fiscal years 1999, 2000 and 2001. The information set forth below has been adjusted to reflect a two-for-one split of Lowe's common stock effective June 29, 2001.

                                                                       Dividends
                                                          High   Low   Per Share
                                                         ------ ------ ---------
Fiscal 2001
  3rd Quarter (through October 15, 2001)................ $39.30 $24.99  $0.0000
  2nd Quarter...........................................  39.86  30.30   0.0200
  1st Quarter...........................................  32.30  24.79   0.0175
Fiscal 2000
  4th Quarter........................................... $27.75 $18.88  $0.0175
  3rd Quarter...........................................  27.25  17.13   0.0175
  2nd Quarter...........................................  26.35  20.19   0.0175
  1st Quarter...........................................  33.63  20.38   0.0175
Fiscal 1999
  4th Quarter........................................... $30.00 $21.66  $0.0175
  3rd Quarter...........................................  27.97  21.50   0.0150
  2nd Quarter...........................................  30.00  24.85   0.0150
  1st Quarter...........................................  33.22  25.66   0.0150

   Our payment of dividends in the future will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors.

                                 CAPITALIZATION

   The following table sets forth our capitalization at August 3, 2001. The as adjusted column below gives effect to this offering and the application of approximately $425.0 million of net proceeds from the sale of the notes. See "Use of Proceeds."

                                                           August 3, 2001
                                                       -----------------------
                                                         Actual    As Adjusted
                                                       ----------  -----------
                                                       (dollars in thousands)
Cash and equivalents.................................. $  629,293  $ 1,054,331
                                                       ==========  ===========
Short-term debt....................................... $  100,000  $   100,000
                                                       ----------  -----------
Current installments of long-term debt................     43,993       43,993
                                                       ----------  -----------
Long-term debt:
  Industrial Revenue Bonds, interest at 3.35%.........      2,628        2,628
  Medium term notes
    Series A, interest at 7.08% to 8.2% consists of 17
     notes
     with various due dates...........................     90,000       90,000
    Series B, interest at 6.7% to 7.61% consists of 7
     notes
     with various due dates...........................    266,289      266,289
  $300 million Debentures, interest at 6.88%, due
   February 15, 2028..................................    296,607      296,607
  $400 million Debentures, interest at 6.5%, due March
   15, 2029...........................................    395,029      395,029
  $500 million Debentures, interest at 8.25%, due June
   1, 2010............................................    495,986      495,986
  Senior Notes, interest at 6.38%, due December 15,
   2005...............................................     99,545       99,545
  $500 million Notes, interest at 7.5%, due December
   15, 2005...........................................    497,151      497,151
  Capital Leases, interest at 6.12% to 19.57%.........    449,116      449,116
  Mortgage notes, interest at 7.35% to 9.25%..........     78,957       78,957
  Other notes.........................................      1,790        1,790
  LYONs due February 16, 2021.........................    618,507      618,507
  Senior Convertible Notes offered hereby.............        --       434,820
                                                       ----------  -----------
    Total long-term debt..............................  3,291,605    3,726,425
                                                       ----------  -----------
      Total debt......................................  3,435,598    3,870,418
                                                       ----------  -----------
  Shareholders' equity:
  Preferred stock, $5 par value, 5,000,000 shares
   authorized, no shares issued and outstanding.......         --           --
  Common stock, $.50 par value, 2,800,000,000 shares
   authorized, 772,749,000 issued and outstanding
   (1)(2).............................................    386,374      386,374
  Capital in excess of par value......................  1,723,515    1,723,515
  Unearned compensation-restricted stock awards.......     (1,067)      (1,067)
  Accumulated other comprehensive income..............        622          622
  Retained earnings...................................  4,043,810    4,043,810
                                                       ----------  -----------
    Total shareholders' equity........................  6,153,254    6,153,254
                                                       ----------  -----------
      Total capitalization............................ $9,588,852  $10,023,672
                                                       ==========  ===========

--------
(1) Does not include shares issuable upon exercise of outstanding options or available for grant under our 1994, 1997 and 2001 incentive plans.
(2) Does not include shares of common stock reserved for issuance upon conversion of the LYONs due February 16, 2021 or the convertible notes offered in this offering.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   We have derived the following results of operations and balance sheet data for and as of the end of fiscal years 1996, 1997, 1998, 1999 and 2000 from our audited consolidated financial statements. The selected financial data for the 26 weeks ended July 28, 2000 and August 3, 2001 have been derived from unaudited consolidated financial statements of Lowe's. In the opinion of Lowe's, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results for the 26 weeks ended August 3, 2001 may not be indicative of the results to be achieved for the entire fiscal year. All per share amounts have been adjusted to reflect a two-for-one stock split of Lowe's common stock effective June 29, 2001. You should read the information set forth below in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference in this prespectus supplement and the accompanying prospectus. See "Incorporation of Information Filed with the SEC" in the accompanying prospectus.

                                                 For the Year Ended                             Six Months Ended
                             --------------------------------------------------------------  ------------------------
                              Jan. 31,    Jan. 30,     Jan. 29,     Jan. 28,      Feb. 2,     Jul. 28,      Aug. 3,
                              1997(1)       1998         1999         2000         2001         2000         2001
                             ----------  -----------  -----------  -----------  -----------  -----------  -----------
                                  (dollars in thousands, except per share amounts)                 (unaudited)
Results of Operations Data:
Net sales..................  $9,361,204  $11,108,378  $13,330,540  $15,905,595  $18,778,559  $ 9,731,366  $11,403,091
Gross margin...............   2,437,414    2,953,046    3,573,895    4,380,582    5,290,768    2,700,143    3,211,237
Operating income...........     543,487      670,246      868,307    1,147,969    1,402,265      790,763      963,875
Net earnings...............     314,730      383,030      500,374      672,795      809,871      466,748      554,363
Earnings per share--dilut-
 ed........................  $     0.44  $      0.52  $      0.67  $      0.88  $      1.05  $      0.61  $      0.71
Selected Operating Data:
Number of stores open at
 end of
 period....................         429          477          520          576          650          604          700
Selling square footage at
 end of period
 (in thousands):...........      33,730       39,861       47,795       56,982       67,775       60,853       74,479
Same store sales
 change(1).................           7%           4%           6%           6%           1%           4%        -0.5%
Balance Sheet Data (at pe-
 riod end):
Total assets...............  $4,999,566   $5,861,790   $7,086,882   $9,012,323  $11,375,754  $10,242,579  $12,867,392
Long-term debt, excluding
 current
 portion...................     875,754    1,191,406    1,364,278    1,726,579    2,697,669    2,217,006    3,291,605
Shareholders' equity.......  $2,567,546   $2,978,004   $3,619,767   $4,695,471   $5,494,885   $5,151,936   $6,153,254
Other Data:
Ratio of earnings to fixed
 charges(2)................        5.79x        5.95x        5.86x        6.50x        6.31x        8.14x        6.93x

--------
(1) For fiscal year ended January 31, 1997, the same store sales percentage does not include Eagle Hardware and Garden's sales which increased by 11%.
(2) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" includes pretax earnings plus fixed charges. "Fixed charges" includes interest expense, capitalized interest and the portion of rental expense that is representative of the interest factor in these rentals.

                              DESCRIPTION OF NOTES

   We will issue the notes under an amended and restated indenture, dated as of December 1, 1995, between us and Bank One, N.A. (formerly known as the First National Bank of Chicago), as trustee, as supplemented by a First Supplemental Indenture, dated as of February 23, 1999, between us and the trustee and a Second Supplemental Indenture to be dated as of October 19, 2001 (together, the indenture). The notes constitute senior debt securities under the indenture. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a notes holder. As used in this description of notes, the words "we," "us," "our" or "Lowe's" refer only to Lowe's and do not include any current or future subsidiary of Lowe's.

General

   The notes will be limited to $505,000,000 aggregate principal amount at maturity ($580,700,000 aggregate principal amount at maturity if the underwriters exercise their over-allotment option in full). The notes will mature on October 19, 2021. The principal amount at maturity of each note will be $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

   The notes will bear cash interest at the rate of .8610% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, until October 19, 2006. During such period, cash interest will be payable semiannually in arrears on April 19, and October 19 of each year, commencing on April 19, 2002, to holders of record at the close of business on the April 4 or October 4 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

   The notes are being offered at a substantial discount from their $1,000 principal amount at maturity. The notes will be issued at an issue price of $861.03 per note. Beginning October 19, 2006, the notes will accrue original issue discount while they remain outstanding at a rate of 1% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. For United States federal income tax purposes, the stated redemption price at maturity of the notes will include the semiannual cash interest payments payable through October 19, 2006 and original issue discount will accrue at a constant rate of 1% per year, calculated on a semiannual bond equivalent basis throughout the term of the notes from their issue date. Thus, holders will be required to accrue the cash interest as original issue discount regardless of their method of tax accounting but will not recognize any income when such interest is actually paid. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Original Issue Discount."

   Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

   Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

   The notes will be senior unsecured obligations and will rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to our secured indebtedness to the extent of the security. Also, the notes will be effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. At August 3, 2001, we had $194.9 million of secured indebtedness outstanding, $2,775.1 million of unsecured indebtedness outstanding and 465.6 million of capital leases. At August 3, 2001, our subsidiaries had $125.8 million of secured unsubordinated indebtedness outstanding.

Conversion Rights

   A holder may convert a note, in multiples of $1,000 principal amount at maturity, into common stock only if at least one of the conditions described below is satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

   The initial conversion rate is 17.2120 shares of common stock per note, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

   The ability to surrender notes for conversion will expire at the close of business on October 19, 2021.

   To convert a note into shares of common stock, a holder must:

  . complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

  . surrender the note to the conversion agent;

  . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

  . if required, pay all transfer or similar taxes.

   On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, accrued cash interest. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

  . to satisfy our obligation to pay the principal amount at maturity of the note; and

  . to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date.

   As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under "--Events of Default and Acceleration" below. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion and such notes (except notes called for redemption) upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount of notes so converted.

   The conversion rate will not be adjusted for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

   We will adjust the conversion rate for:

  . dividends or distributions on our common stock payable in our common stock or other capital stock of Lowe's;

  . subdivisions, combinations or certain reclassifications of our common stock;

  . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

  . distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

   In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to the third and fourth bullets above of the provisions regarding adjustments to the conversion rate which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

   In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

  . the issuance of the rights;

  . the distribution of separate certificates representing the rights;

  . the exercise or redemption of such rights in accordance with any rights agreement; or

  . the termination or invalidation of the rights.

   The indenture permits us to increase the conversion rate from time to time.

   Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

  . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

  . an increase in the conversion rate at our discretion; or

  . failure to adjust the conversion rate in some instances.

   See "Certain United States Federal Income Tax Consequences--U.S. Holders-- Constructive Dividend."

   If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Lowe's or another person which the holder would have received if the holder had converted the holder's note immediately prior to the transaction.

   The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

   Conversion Based on Common Stock Price. Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after February 1, 2002 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than a specified percentage, beginning at 120% and declining .1282% per quarter thereafter until it reaches 110% for the quarter beginning July 31, 2021, of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter.

   The accreted conversion price per share as of any day will equal the issue price of a note plus the accrued original issue discount or accrued cash interest to that day, divided by the number of shares of common stock issuable upon conversion of a note on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a principal national securities exchange, as reported by the Nasdaq System or otherwise as provided in the indenture.

   The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 fiscal quarters following issuance of the notes. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective fiscal quarter. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .1282% per quarter. The conversion trigger price for the fiscal quarter beginning July 31, 2021 is $63.77.

                                                                        (3)
                                             (1)           (2)      Conversion
                                           Accreted     Applicable Trigger Price
Fiscal Quarter*                        Conversion Price Percentage   (1) X (2)
---------------                        ---------------- ---------- -------------
2001
  Quarter ended February 1, 2002......      $50.03      120.0000%     $60.04
2002
  Quarter ended May 3, 2002...........       50.03      119.8718%      59.97
  Quarter ended August 2, 2002........       50.03      119.7436%      59.91
  Quarter ended November 1, 2002......       50.03      119.6154%      59.84
  Quarter ended January 31, 2003......       50.03      119.4872%      59.78
2003
  Quarter ended May 2, 2003...........       50.03      119.3590%      59.72
  Quarter ended August 1, 2003........       50.03      119.2308%      59.65
  Quarter ended October 31, 2003......       50.03      119.1026%      59.59
  Quarter ended January 30, 2004......       50.03      118.9744%      59.52
2004
  Quarter ended April 30, 2004........       50.03      118.8462%      59.46
  Quarter ended July 30, 2004.........       50.03      118.7180%      59.39
  Quarter ended October 29, 2004......       50.03      118.5898%      59.33
  Quarter ended January 28, 2005......       50.03      118.4616%      59.27
2005
  Quarter ended April 29, 2005........       50.03      118.3334%      59.20
  Quarter ended July 29, 2005.........       50.03      118.2052%      59.14
  Quarter ended October 28, 2005......       50.03      118.0770%      59.07
  Quarter ended January 27, 2006......       50.03      117.9488%      59.01
2006
  Quarter ended April 28, 2006........       50.03      117.8206%      58.95
  Quarter ended July 28, 2006.........       50.03      117.6924%      58.88
  Quarter ended October 27, 2006......       50.04      117.5642%      58.83

--------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.
   Lowe's has a fiscal year that ends on the Friday nearest January 31 and generally comprises four fiscal quarters of 13 weeks ending on the last Friday of April, July, October and January.

   Conversion Based on Credit Rating. Holders may also surrender a note for conversion during any period that the credit rating assigned to the notes is Baa3 or lower by Moody's, BBB or lower by Standard & Poor's or BBB or lower by Fitch.

   Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

   A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

   Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Lowe's or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. If such transaction also constitutes a change in control of Lowe's, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "--Change in Control Permits Purchase of Notes by Lowe's at the Option of the Holder."

   The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Redemption of Notes at Our Option

   No sinking fund is provided for the notes. Prior to October 19, 2006, we cannot redeem the notes at our option. Beginning on October 19, 2006, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

   If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes as of the applicable redemption date. The table below shows the redemption prices of a note on October 19, 2006, at each October thereafter prior to maturity and at maturity on October 19, 2021. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.

                                 (1)               (2)
                                Note             Accrued         (3) Redemption
Redemption Date              Issue Price Original Issue Discount Price (1) + (2)
---------------              ----------- ----------------------- ---------------
October 19:
2006........................   $861.03           $ 0.00             $  861.03
2007........................    861.03             8.63                869.66
2008........................    861.03            17.35                878.38
2009........................    861.03            26.16                887.19
2010........................    861.03            35.05                896.08
2011........................    861.03            44.03                905.06
2012........................    861.03            53.11                914.14
2013........................    861.03            62.27                923.30
2014........................    861.03            71.53                932.56
2015........................    861.03            80.88                941.91
2016........................    861.03            90.32                951.35
2017........................    861.03            99.86                960.89
2018........................    861.03           109.49                970.52
2019........................    861.03           119.22                980.25
2020........................    861.03           129.04                990.07
At stated maturity..........    861.03           138.97              1,000.00

   If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to October 19, 2006. For more information on this optional conversion, see "-- Optional Conversion to Semiannual Coupon Notes upon Tax Event."

   If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

   On the purchase dates of October 19, 2003, October 19, 2006 and October 19, 2011, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

   The purchase price of a note will be:

  . $861.03 per note on October 19, 2003;

  . $861.03 per note on October 19, 2006; and

  . $905.06 per note on October 19, 2011.

   The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date.

   We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

   If prior to a purchase date the notes have been converted to semiannual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

   We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  . the amount of the purchase price;

  . whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

  . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

  . the procedures that holders must follow to require us to purchase their notes.

   The purchase notice given by each holder electing to require us to purchase notes shall state:

  . the certificate numbers of the holder's notes to be delivered for purchase;

  . the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

  . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

  (1) to withdraw the purchase notice as to some or all of the notes to which it relates, or

  (2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

   If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

   Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

   The notice of withdrawal shall state:

  . the principal amount at maturity being withdrawn;

  . the certificate numbers of the notes being withdrawn; and

  . the principal amount at maturity, if any, of the notes that remains subject to the purchase notice.

   If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

   We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

   The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See "--Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

   Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

   Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

  . listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

  . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

   In connection with any purchase offer, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  . file Schedule TO or any other required schedule under the Exchange Act.

   Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

   If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

   No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Lowe's at the Option of the Holder

   In the event of a change in control occurring on or prior to October 19, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

   We will be required to purchase the notes as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount or accrued cash interest on such note on such date of purchase.

   If prior to such date of purchase upon a change in control the notes have been converted to semiannual coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

   Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

  . the events causing a change in control;

  . the date of such change in control;

  . the last date on which the purchase right may be exercised;

  . the change in control purchase price;

  . the change in control purchase date;

  . the name and address of the paying agent and the conversion agent;

  . the conversion rate and any adjustments to the conversion rate resulting from such change in control;

  . that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  . the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

  . the certificate numbers of the notes to be delivered by the holder;

  . the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that we are to purchase such notes pursuant to the applicable provisions of the notes.

   Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

   The notice of withdrawal shall state:

  . the principal amount at maturity being withdrawn;

  . the certificate numbers of the notes being withdrawn; and

  . the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

   Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

   If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

   Under the indenture, a "change in control" of Lowe's is deemed to have occurred at such time as:

  . any person, including its affiliates and associates, other than Lowe's, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange
    Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

  . there shall be consummated any consolidation or merger of Lowe's pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Lowe's in which the holders of the common stock and other capital stock with equivalent voting rights, immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

   The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, we will:

  . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  . file Schedule TO or any other required schedule under the Exchange Act.

   The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Lowe's. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  . to accumulate shares of common stock;

  . to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

  . part of a plan by management to adopt a series of anti-takeover provisions.

   Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the underwriters. The terms of the change in control purchase feature resulted from negotiations between the underwriters and us.

   We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

   No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

   The following are events of default under the indenture:

  . default in the payment of any principal amount (including accrued original issue discount and, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

  . default in payment of any interest under the notes, which default continues for 30 days;

  . our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

  . default in the payment of principal when due or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to Lowe's by the trustee or to Lowe's and the trustee by the holders of at least 25% in principal amount at maturity of the notes; or

  . certain events of bankruptcy, insolvency or reorganization affecting
    Lowe's.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest (or if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

   Without the consent of the holders of any outstanding debt securities, we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person, so long as:

  . the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

  . after giving effect to the transaction no event of default, and no event that, after notice or become an event of default, has occurred and is continuing; and

  . other conditions described in the indenture are met.

   Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control in Lowe's, permitting each holder to require us to purchase the notes of such holder as described above.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

   From and after the date of the occurrence of a tax event, we shall have the option to elect to have interest in lieu of future accrued original issue discount or cash interest accrue at 1% per year on a principal amount per note equal to the sum of the issue price and accrued original issue discount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

   Such interest shall accrue from the option exercise date, and shall be payable semiannually on the interest payment dates of April 19 and October 19 of each year to holders of record at the close of business on April 4 or October 4 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount or cash interest, the redemption price, purchase price and change in control purchase price on the notes will be adjusted. However, there will be no change in the holder's conversion rights.

   A "tax event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of:

  . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

  . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement there is more than an insubstantial risk that accrued original issue discount payable on the notes either:

  . would not be deductible on a current accrual basis; or

  . would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

   The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and there can be no assurance that the same or a similar proposal will not be proposed and enacted.

   If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either

  . deduct the interest, including the accrued original issue discount, payable on the notes on a current accrual basis; or

  . deduct the interest, including accrued original issue discount, payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

   The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the semiannual payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of accrued original issue discount or accrued interest, if any, on the notes.

Modification

   We and the trustee may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

  . alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

  . make any note payable in money or securities other than that stated in the note;

  . change the stated maturity of any note;

  . reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any note;

  . make any change that adversely affects the rights of a holder to convert any note;

  . make any change that adversely affects the right to require us to purchase a note;

  . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; and

  . change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

  . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

  . to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

  . to secure our obligations in respect of the notes;

  . to cure any ambiguity or inconsistency in the indenture; or

  . to make any change that does not adversely affect the rights of any holder of the notes.

   The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

  . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

  . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

   We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Defeasance

   The notes will not be subject to any defeasance provisions otherwise available under the indenture.

Calculations in Respect of Notes

   We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

   If a bankruptcy proceeding is commenced in respect of Lowe's, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any cash interest, that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

   The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Book-Entry System

   The notes will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. Lowe's and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

  . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

  . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

  . a default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                        DESCRIPTION OF OUR CAPITAL STOCK

Common Stock

   The following is a summary of some of the terms of our common stock. For a more complete description of our common stock, you should review the applicable North Carolina law, our Charter and Bylaws, and the Amended and Restated Rights Agreement, dated December 2, 1999, between us and Equiserve Trust Company, N.A., as rights agent.

   Our Charter authorizes us to issue 2,800,000,000 shares of common stock. As of August 31, 2001, we had 773,125,913 shares of common stock outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive dividends when our Board of Directors declares them out of funds legally available therefor. Dividends may be paid on the common stock only if all dividends on any outstanding preferred stock have been paid or provided for.

   The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive or conversion rights, and we may not make further calls or assessments on our common stock.

   In the event of our voluntary or involuntary dissolution, liquidation or winding up, holders of common stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of preferred stock, if any, all of our remaining assets available for distribution.

   Directors are elected by a vote of the holders of common stock. Holders of common stock are not entitled to cumulative voting rights.

   EquiServe Trust Company, N.A. of Boston, Massachusetts, acts as the transfer agent and registrar for the common stock.

 Preferred Share Purchase Rights.

   In 1998, under our Shareholder Rights Plan, we distributed as a dividend one right for each outstanding share of common stock. Each right entitles the holder to buy one one-thousandth of a share of Participating Cumulative Preferred Stock, Series A, at an exercise price of $152.50, which we may adjust at a later time. As a result of a two-for-one stock split of Lowe's common stock effective June 29, 2001, the number of rights associated with each share of common stock was reduced to 0.5.

   The rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of our outstanding common stock. When exercisable, we may issue a share of common stock in exchange for each right other than those held by the person or group. If a person or group acquires 30% or more of the outstanding common stock, each right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire preferred stock or, at our option, common stock, having a value equal to twice the right's exercise price. If we are acquired in a merger or other business combination or if 50% of our earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the right.

   The rights will expire on September 9, 2008, and may be redeemed by us at a price of $.001 per right at any time before the tenth day after an announcement that a 15% position has been acquired.

   Until a person or group acquires or announces a tender offer for 15% or more of the common stock:

  . the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and

  . the surrender for transfer of any certificate for common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.

   Rights may not be transferred, directly or indirectly:

  . to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the rights, referred to as an "acquiring person";

  . to any person in connection with a transaction in which such person becomes an acquiring person; or

  . to any affiliate or associate of an acquiring person.

Any right that is the subject of a purported transfer to an acquiring person will be null and void.

   The rights may have some anti-takeover effects. The rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of our common stock if some events thereafter occur without the rights having been redeemed. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the rights are redeemable in some circumstances.

 Change of Control Provisions.

   Some provisions of our Charter and of North Carolina law govern the rights of holders of common stock with the intention of affecting any attempted change of control of Lowe's.

 Board of Directors.

   Our Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. Removal of a director requires the affirmative vote of 70% of outstanding voting shares. These provisions make it more difficult for holders of our common stock to gain control of the Board of Directors.

 Fair Price Provisions.

   Provisions of our Charter, which we will refer to as the "fair price provisions," limit the ability of an interested shareholder to effect some transactions involving us. An "interested shareholder" is one who beneficially owns 20% or more of our outstanding voting shares.

   Unless the fair price provisions are satisfied, an interested shareholder may not engage in a business combination, which includes a merger, consolidation, share exchange or similar transaction, involving us unless approved by 70% of our outstanding voting shares. In general, the fair price provisions require that an interested shareholder pay shareholders the same amount of cash or the same amount and type of consideration paid by the interested shareholder when it initially acquired our shares.

   The fair price provisions are designed to discourage attempts to acquire control of us in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the fair price provisions, the fair price provisions generally may discourage attempts to obtain control of us.

 North Carolina Shareholder Protection Act.

   The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of our voting shares to approve a business combination with any person that beneficially owns 25% of the voting shares of the corporation unless the "fair price" provisions of the Act are satisfied. The statute's intended effect is similar to the fair price provisions of our Charter.

Preferred Stock

   Our Charter authorizes us to issue 5,000,000 shares of preferred stock, par value $5.00 per share. We may amend our Charter from time to time to increase the number of authorized shares of preferred stock. Any amendment requires the approval of the holders of a majority of the outstanding shares of common stock and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this prospectus supplement, we had no shares of preferred stock outstanding.

   We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. The Board of Directors' ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

   This is a summary of certain United States federal income tax consequences relevant to initial holders of notes and our common stock issuable upon conversion or repurchase by us of the notes that purchase notes at their issue price (as described below) in this offering. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. The discussion below deals only with notes and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, persons holding notes or common stock in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates or persons holding notes or common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging," "constructive sale" or "conversion" transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

  . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes or common stock;

  . the United States federal estate (except as described below), gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes or common stock;

  . the consequences to persons who hold the notes or common stock whose functional currency is not the United States dollar;

  . any state, local or foreign tax consequences of the purchase, ownership or disposition of notes or ownership or disposition of the common stock issuable upon conversion or repurchase of the notes.

   Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the notes and the common stock in light of your own tax circumstances.

   A U.S. Holder is a beneficial owner of the notes who or which is:

  .  a citizen or individual resident of the United States, as defined in
     Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

  . a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  . an estate if its income is subject to United States federal income taxation regardless of its source; or

  . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. Holders prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of notes other than a U.S. Holder.

   If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes or common stock into which notes have been converted (or with which notes were repurchased), the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership that holds notes or common stock or a partner in such a partnership, we urge you to consult your own tax advisors about the United States federal and other tax consequences to you of the purchase, ownership and disposition of the notes and the common stock.

   No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

   We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the common stock in light of their own particular circumstances, including the tax consequences under United States federal, state, local or foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

   It is the opinion of counsel to Lowe's, Hunton & Williams, that the notes will be treated as indebtedness for United States federal income tax purposes.

Tax Event

   The modification of the terms of the notes by us upon a Tax Event as described in "Description of Notes--Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date. In particular, under applicable Treasury regulations, following such a modification you may be permitted to report such payments as interest income as they are paid or accrue in accordance with your regular method of tax accounting.

U.S. Holders

   The following discussion applies to you if you are a U.S. Holder of notes for tax purposes.

   Original Issue Discount. We are issuing the notes at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated redemption price at maturity of each note constitutes original issue discount ("OID"). The issue price is the initial offering price to investors at which a substantial amount of the notes is sold (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a note will be the sum of all payments on the note other than payments of "qualified stated interest." Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually throughout the term of the instrument at a single fixed rate that appropriately takes into account the length of the interval between payments. The stated cash interest payable on the notes through October 19, 2006 will not constitute qualified stated interest since it is not payable throughout their term and thus will be included along with principal in the stated redemption price at maturity of the notes. As a result, this cash interest will be taxable to you as OID under the method described below and regardless of your method of tax accounting. However, you will not be required to recognize any income upon the receipt of such cash interest.

   You will be required to include OID in income periodically on an economic accrual basis over the term of the notes at a constant rate equal to 1% per year, calculated on a semiannual bond equivalent basis, before receipt of the cash or other payment attributable to such income and regardless of your method of tax accounting. Specifically, the OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of a taxable year on which you hold the note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the note at the beginning of the accrual period multiplied by the yield to maturity of the note. The accrual period of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The adjusted issue price of the note at the start of any accrual period is the issue price of the note increased by the accrued OID for all prior accrual periods, less any cash payments on the note (other than payments of qualified stated interest).

   Each payment made under a note (except for payments of qualified stated interest) will be treated first as a payment of OID to the extent of OID that has accrued as of the date of payment and has not been allocated to prior payments and second as a payment of principal.

   The OID regulations provide special rules for determining the yield and maturity of debt instruments that provide the holder or issuer with an unconditional option or options that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend or an option to call a debt instrument at a fixed premium). Under these rules, we will be presumed to exercise our option to redeem the notes if such exercise would minimize the yield to maturity of the notes. Similarly, you will be presumed to exercise your option to require us to repurchase your notes if such exercise would maximize the yield to maturity of the notes. The discussion set forth above is based on the assumption that neither party will be presumed to exercise their respective options and that the notes will remain outstanding until their stated maturity date.

   Sale, Exchange, Conversion or Redemption. A conversion of a note into common stock and the use by us of common stock on a purchase date to repurchase a note (in case you require us to repurchase) will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received will be the same as your adjusted tax basis in the note at the time of conversion less any basis allocable to a fractional share. Your adjusted tax basis in a note generally will be your original purchase price for the note, increased by any interest income previously accrued on the note as OID and decreased by the amount of any cash payment received by you (other than payments of qualified stated interest). The holding period for the common stock received on conversion or repurchase will include the holding period of the converted or repurchased note, assuming each is held as a capital asset, except that the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the date of conversion or repurchase.

   If you elect to exercise your option to tender a note to us on a purchase date and we satisfy the purchase price in a combination of common stock and cash (other than cash received in lieu of a fractional share) you will recognize gain (but not loss) to the extent such gain does not exceed such cash. Such gain will generally be a capital gain, and will be a long-term capital gain if the tendered note is held for more than one year.

   If you elect to exercise your option to tender a note to us on a purchase date or a change in control purchase date and we deliver solely cash in satisfaction of the purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your adjusted tax basis in the tendered note. Such gain or loss recognized by the holder will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered note is held for more than one year.

   Your basis in the common stock received from us in exchange for the note will be the same as your adjusted tax basis in the note less any basis allocable to a fractional share. However, this basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in exchange and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the note tendered to us in exchange assuming each is held as a capital asset. However, the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the purchase date.

   Cash received in lieu of a fractional share upon a tender of a note to us on a purchase date or on conversion should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

   Except as described above with respect to notes, gain or loss upon a sale or exchange of a note or of common stock received upon a conversion or a repurchase of a note will generally be capital gain or loss, which capital gain or loss will be long-term if the note or common stock is held for more than one year.

   In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitation.

   Your obligation to include in gross income the daily portions of OID with respect to a note will terminate prospectively on the date of conversion or repurchase of the note for common stock or cash or any combination thereof.

   Dividends. If you receive common stock, distributions on the common stock that are paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

   Constructive Dividend. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the notes although they would not actually receive any cash or other property.

   For example, an increase in the conversion rate in the event of a distribution of our debt obligations or a portion of our assets or an increase in the conversion rate at our discretion will generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of Notes--Conversion Rights."

   Backup Withholding and Information Reporting. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of up to 30.5% may apply unless the recipient of such payment supplies a correct taxpayer identification number and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

Non-U.S. Holders

   The following discussion applies to you if you are a Non-U.S. Holder of notes.

   Original Issue Discount and Disposition. In general and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax with respect to interest or OID accrued on notes if:

  . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

  .  you are not a controlled foreign corporation that is related to us;

  . you are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

  . you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the note through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries).

   In addition, in general, and subject to the discussion below under "-- Backup Witholding and Information Reporting," you will not be subject to United States federal income or withholding tax on gain realized upon your disposition of notes or shares of common stock if:

  . you are not an individual who is present in the United States for 183 days or more in the year of the sale, exchange or disposition of the notes or common stock; and

  . gain, if any, from a sale, exchange or disposition of the notes or common stock is not effectively connected (or deemed effectively connected by virtue of Section 897 of the Code, in the unlikely event we became a United States real property holding corporation, or USRPHC, as described below) with the conduct by you of a U.S. trade or business, and where a tax treaty applies, is not attributable to a U.S. permanent establishment. A corporation is generally a USRPHC if more than 50% of its fair market value consists of U.S. real property interests. We believe that we are not a USRPHC for United States federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a USRPHC in the future.

   Dividends paid to you on common stock received in exchange for the notes will generally be subject to a withholding tax at a 30% rate (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) unless they are effectively connected with the conduct by you of a U.S. trade or business (and where a tax treaty applies, are attributable to a U.S. permanent establishment) and you provide us with a Form W-8ECI.

   U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty).

   United States Federal Estate Tax. A note held by an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. Our common stock generally will be included in the taxable estate of an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes. The United States federal estate tax liability of the estate of such an individual with respect to our common stock may be affected by a tax treaty between the United States and their country of residence.

   Backup Withholding and Information Reporting. If the notes, or shares of common stock into which notes have been converted, are held by you through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the notes or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution and you fail to certify your nonresident status.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the purchase agreement dated the date of this prospectus supplement between Lowe's and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally has agreed to purchase from us, the principal amount at maturity of the notes set forth opposite its name below.

                                                               Principal Amount
            Underwriter                                          at Maturity
            -----------                                        ----------------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated......................................   $404,000,000
   Banc of America Securities LLC.............................     22,725,000
   First Union Securities, Inc. ..............................     22,725,000
   SunTrust Capital Markets, Inc..............................     22,725,000
   U.S. Bancorp Piper Jaffray, Inc............................     22,725,000
   Fleet Securities, Inc......................................     10,100,000
                                                                 ------------
        Total.................................................   $505,000,000
                                                                 ============

   In the purchase agreement, the underwriters have agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the notes being sold under the terms of the purchase agreement if any of the notes are purchased.

   We have agreed to indemnify the underwriters against specific liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The notes are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify their offer and to reject orders in whole or in part.

   The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $11.62 per note (1.162% of the principal amount at maturity). After the initial public offering, the public offering price may change.

   The following table shows the per note and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                                Per     Without
                                               Note      Option    With Option
                                              ------- ------------ -----------
   Public offering price..................... $861.03 $434,820,150 $500,000,121
   Underwriting discount.....................  $19.37   $9,781,850  $11,248,159
   Proceeds, before expenses, to Lowe's...... $841.66 $425,038,300 $488,751,962

   The expenses of this offering, exclusive of the underwriting discount, are estimated at $375,000. The underwriters have agreed to reimburse some of our offering expenses.

No Sales of Similar Securities

   We and our Chairman, Executive Vice Presidents and Chief Financial Officer have agreed that for a period of 90 days after the date of this prospectus supplement we will not, without the prior written consent of Merrill Lynch on behalf of the underwriters, either directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, or file a registration statement under the Securities Act relating to sales by us or by the above-referenced persons of any shares of our common stock; or

  . enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to (i) our ability to sell the notes to the underwriters pursuant to the purchase agreement; (ii) the issuance by Lowe's of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement; (iii) any securities or options issued or options granted pursuant to any employee benefit plans; (iv) any common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan; and (v) an aggregate of 4,000,000 shares of common stock.

New Issue of Notes

   The notes offered hereby are a new issue of securities for us with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Over-Allotment Option

   We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $75,700,000 aggregate principal amount at maturity of notes at the initial public offering price set forth on the cover page of this prospectus supplement plus accrued cash interest, less the Discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the notes offered hereby.

Price Stabilization and Short Positions

   In connection with this offering, the underwriters may engage in particular types of transactions that stabilize the price of our notes and our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our notes or our common stock.

   If the underwriters create a short position in our notes in connection with this offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing our notes in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither we nor the underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our notes or our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

   Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings with us in the ordinary course of business. They have received customary fees and commissions for these transactions.

   First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

                                 LEGAL MATTERS

   Certain legal matters in connection with the notes will be passed upon for us by Hunton & Williams, Richmond, Virginia, and for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

   The financial statements incorporated by reference in this prospectus supplement from Lowe's Annual Report on Form 10-K for the fiscal year ended February 2, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended May 4, 2001 and April 28, 2000, and August 3, 2001 and July 28, 2000, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in Lowe's Quarterly Reports on Form 10-Q for the quarters ended May 4, 2001 and August 3, 2001 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

   Ernst & Young LLP, independent auditors, have audited Eagle Hardware & Garden, Inc.'s consolidated financial statements for the fiscal year ended January 31, 1999, as described in our Annual Report on Form 10-K/A for the year ended February 2, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Eagle Hardware & Garden, Inc.'s financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS
                                     Lowe's

                             Lowe's Companies, Inc.

                                 $1,500,000,000

                                Debt Securities
                                Preferred Stock
                               Depositary Shares
                                  Common Stock
                                    Warrants
                            Stock Purchase Contracts
                              Stock Purchase Units

                               ----------------

   We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   The information in this prospectus is not complete and may change. We cannot sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                               ----------------

                    This prospectus is dated March 14, 2001

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

   This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in the prospectus. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

Public Reference Room   New York Regional Office Chicago Regional Office
450 Fifth Street, N.W.  7 World Trade Center     Citicorp Center
Room 1024               Suite 1300               500 West Madison Street
Washington, D.C. 20549  New York, New York 10048 Suite 1400
                                                 Chicago, Illinois 60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   This prospectus constitutes part of a registration statement on Form S-3 filed by Lowe's under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

                INCORPORATION OF INFORMATION FILED WITH THE SEC

   The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means:

  . incorporated documents are considered part of this prospectus;

  . we can disclose important information to you by referring you to those documents; and

  . our filings with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

   The following documents filed by Lowe's with the SEC (file No. 1-7898) are incorporated herein by reference and made a part hereof: (i) Lowe's Annual Report on Form 10-K for the fiscal year ended January 28, 2000; (ii) Lowe's Quarterly Reports on Form 10-Q for the quarters ended April 28, 2000, July 28, 2000 and October 27, 2000; (iii) Lowe's Current Reports on Form 8-K filed on June 8, 2000 and December 20, 2000; February 12, 2001 and February 23, 2001; and (iv) the description of Lowe's common stock and preferred stock purchase rights contained in Lowe's registration statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                             T. Carson Anderson, IV
                             Lowe's Companies, Inc.
                            1605 Curtis Bridge Road
                        Wilkesboro, North Carolina 28697
                   Telephone: (336) 658-4385 or (888) 34LOWES

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the securities offered by this prospectus:

  . reports filed under Section 13(a) and (c) of the Exchange Act;

  . definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

  . any reports filed under Section 15(d) of the Exchange Act.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                  WARNING REGARDING FORWARD-LOOKING STATEMENTS

   This Prospectus may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

  . Our sales are dependent upon the general economic health of the country, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.

  . Our expansion strategy may be affected by environmental regulations, local zoning issues and delays. As we expand into major metropolitan areas, the availability and development of land, and more stringent land use regulations than we have traditionally experienced, may result in lengthening timelines for the opening of our stores.

  . Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.

  . Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.

  . The ability to continue our everyday competitive pricing strategy and provide the products that consumers want depends on our vendors providing a reliable supply of inventory at competitive prices.

  . On a short-term basis, weather may affect sales of product groups like lawn and garden, lumber, and building materials.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

   You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as information that we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  THE COMPANY

   Lowe's Companies, Inc. is the world's second largest home improvement retailer competing in a highly fragmented $400 billion industry. We serve more than four million do-it-yourself and commercial business customers weekly through more than 650 stores in 40 states. At the end of the third quarter 2000, our retail square footage totaled approximately 64 million square feet. Headquartered in Wilkesboro, North Carolina, our 55-year-old company employs over 100,000 people. We anticipate opening 115 to 125 stores, which includes relocating 10 to 15 older, smaller format stores, under our 2001 expansion plan.

   Lowe's gives back to the communities it serves through programs and volunteer involvement. Lowe's contributes regularly to nonprofit organizations in towns and cities throughout Lowe's territory. Through the "Lowe's Heroes" programs and Lowe's Home Safety Council, Lowe's provides civic groups help with public safety projects and shares important home safety and fire prevention information with neighborhoods across the country.

   Lowe's is incorporated in North Carolina and has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the London Stock Exchange with shares trading under the ticker symbol LOW.

                                USE OF PROCEEDS

   Unless we state otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities:

  . to finance the purchase of land, buildings and equipment for new and existing stores,

  . to repay indebtedness,

  . to repurchase our outstanding securities, and

  . for other general corporate purposes.

   We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Lowe's historical ratio of earnings to fixed charges is shown in the table below. "Earnings" consists of income before income taxes and fixed charges. "Fixed charges" consists of interest on indebtedness (including capitalized interest) and a share of rental expense deemed to be representative of interest.

                         Nine Months Ended          Fiscal Years Ended On
                         ----------------- ---------------------------------------
                         10/27/00 10/29/99 1/28/00 1/29/99 1/30/98 1/31/97 1/31/96
                         -------- -------- ------- ------- ------- ------- -------
Ratio of earnings to
 fixed charges..........   7.44     6.77    6.50    5.86    5.95    5.79    5.25

                       DESCRIPTION OF OUR DEBT SECURITIES

   The following description sets forth general terms and provisions of the debt securities that we may offer with this prospectus. We will provide additional terms of the debt securities in a prospectus supplement.

   As required by federal law for all publicly offered notes and debentures, the debt securities that we offer with this prospectus are governed by documents called "indentures." We will issue senior debt securities under an Amended and Restated Indenture, dated as of December 1, 1995, between Lowe's and Bank One, N.A., (formerly known as The First National Bank of Chicago), as trustee. We refer to this indenture as the "Senior Indenture." We will issue our subordinated debt securities under the Indenture between Lowe's and The Bank of New York, as trustee. We refer to this indenture as the "Subordinated Indenture." As trustees, Bank One and The Bank of New York serve two roles. First, the trustees can enforce your rights against us should we default on the debt securities. Second, the trustees assist in administering our obligations under the debt securities, such as payments of interest.

   Below, we describe the indentures and summarize some of their provisions. However, we have not described every aspect of the debt securities. You should refer to the actual indentures for a complete description of their provisions and the definitions of terms used in them. In this prospectus, we provide only the definitions for some of the more important terms in the indentures. In addition, we also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, we are incorporating by reference those sections or defined terms into this prospectus or the prospectus supplement. Unless we state otherwise, the section numbers refer to the applicable sections for both indentures.

   The indentures are exhibits to the registration statement. See "WHERE YOU CAN FIND MORE INFORMATION" for information on how to obtain a copy of the indentures for your review.

General Terms of Our Debt Securities.

   The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series. (Section 301). In addition, neither the indentures nor the debt securities will limit or otherwise restrict the amount of senior indebtedness that we or our subsidiaries may incur. "Senior Indebtedness" is defined below in the subsection "Subordination of Our Subordinated Debt Securities."

   Under the Senior Indenture, we have outstanding:

  . $500 million of 7 1/2% Senior Notes due December 15, 2005,

  . $500 million of 8 1/4% Senior Notes due June 1, 2010,

  . $100 million of Senior Notes due December 15, 2005,

  . $268 million of Medium Term Notes, Series B, at rates ranging from 6.70% to 7.61% with final maturities ranging from September 1, 2007 to May 15, 2037,

  . $300 million of 6 7/8% Debentures due February 15, 2028, and

  . $400 million of 6 1/2% Debentures due March 15, 2029.

   We have outstanding under a separate senior indenture an additional $121 million of Medium Term Notes, Series A, at rates ranging from 7.08% to 8.20% and with final maturities from February 12, 2001 to January 11, 2023.

   The senior debt securities will be our unsecured obligations and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. The senior debt securities will be subordinated to our secured indebtedness and that of our subsidiaries and to any unsecured, unsubordinated indebtedness of our subsidiaries. In other words, if we should default on our debt, we will not pay on the senior debt securities until we have fully paid off our secured indebtedness and that of our subsidiaries and any unsecured, unsubordinated indebtedness of our subsidiaries. At December 29, 2000, we had $201.6 million of secured indebtedness outstanding and $2,319.5 million of unsecured indebtedness outstanding. At December 29, 2000, our subsidiaries had $126.3 million of secured unsubordinated indebtedness outstanding.

   The subordinated debt securities will be our unsecured obligations and will be subordinated in right of payment to all senior indebtedness.

   The particular terms of each issue of debt securities, as well as any modifications or additions to the general terms of the indenture applicable to the issue of debt securities, will be described in the prospectus supplement. This description will contain all or some of the following as applicable:

  . the title of the debt security;

  . the aggregate principal amount and denominations;

  . the maturity or maturities;

  . the price that we will receive from the sale of the debt securities;

  . the interest rate or rates, or their method of calculation, to be established for the debt securities, which rate or rates may vary from time to time;

  . the date or dates on which principal of the debt securities is payable;

  . the date or dates from which interest on the debt securities will accrue and the payment and record date or dates for payments of interest or the methods by which any such dates will be determined;

  . the place or places where principal of, premium, if any, and interest, if any, on the debt securities is payable;

  . the terms of any sinking fund and analogous provisions with respect to the debt securities;

  . the respective redemption and repayment rights, if any, of Lowe's and of the holders of the debt securities and the related redemption and repayment prices and any limitations on the redemption or repayment rights;

  . any provisions relating to the conversion or exchange of the debt securities;

  . any addition to or change in the affirmative or negative covenants, if any, to be imposed upon us relating to any of the debt securities;

  . any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the debt securities for or on behalf of the holders thereof or the Company or an affiliate;

  . whether the debt securities are to be issuable initially in temporary global form and whether any such debt securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange the interests for debt securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

  . the listing of the debt securities on any securities exchange or inclusion in any other market or quotation or trading system;

  . any other specific terms, conditions and provisions of the debt securities; and

  . the conversion price and other terms of any debt securities that a holder may convert into our common stock before our redemption, repayment or repurchase of those convertible debt securities.

   Unless the prospectus supplement provides differently, the trustees will pay the principal of and any premium and interest on the debt securities and will register the transfer of any debt securities at their offices. However, at our option, we may distribute interest payments by mailing a check to the address of each holder of debt securities that appears on the register for the debt securities. (Sections 305 and 1002).

   Unless the prospectus supplement provides differently, we will issue the debt securities in fully registered form without coupons and in denominations of $1,000 or any integral multiple of $1,000. There will be no service charge for any registration of transfer or exchange of the debt securities, although we may require that purchasers of the debt securities pay any tax or other governmental charge associated with the registration. (Sections 302 and 305).

   We may issue debt securities as Original Issue Discount Securities, as defined in the indentures, to be sold at a substantial discount below their principal amount. The prospectus supplement will describe any special federal income tax and other considerations applicable to these securities.

Covenants Applicable to Our Senior Debt Securities.

   Unless stated otherwise in the applicable prospectus supplement, senior debt securities will have the benefit of the following covenants, and subordinated debt securities will not. We have defined several capitalized terms used in this section in the subsection below entitled "Definitions of Key Terms in the Senior Indenture." Capitalized terms not defined there are defined in the Senior Indenture.

 Restrictions on Debt.

   The Senior Indenture provides that as long as we have any senior debt securities outstanding:

  . we will not, and we will not permit any of our subsidiaries to, incur, issue, assume or guarantee any Debt secured by

   --a Mortgage on any Principal Property of Lowe's or any subsidiary; or

   --any shares of Capital Stock or Debt of any subsidiary,

   unless all outstanding senior debt securities will be secured equally and ratably with the secured Debt, so long as the secured Debt is secured; and

  . we will not permit any of our subsidiaries to incur, issue, assume or guarantee any unsecured Debt or to issue any preferred stock, unless the aggregate amount of all the secured Debt together with the aggregate preferential amount to which the preferred stock would be entitled on any involuntary distribution of assets and all Attributable Debt of Lowe's and our subsidiaries in respect of sale and leaseback transactions would not exceed 10% of our Consolidated Net Tangible Assets.

   This restriction does not apply to the following Debts, which we exclude in computing Debt for the purpose of the restriction:

  . Debt secured by Mortgages on any property acquired, constructed or improved by Lowe's or any subsidiary after December 1, 1995, which Mortgages are created or assumed contemporaneously with, or within 30 months after, the acquisition, or completion of the construction or improvement, or within six months thereafter under a firm commitment for financing arranged with a lender or investor within the 30-month period, to secure or provide for the payment of all or any part of the purchase price of the property or the cost of the construction or improvement incurred after December 1, 1995 or Mortgages on any property existing at the time of its acquisition if any such Mortgage does not apply to any property previously owned by us or any subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located;

  . Debt of any corporation existing at the time the corporation is merged with or into Lowe's or a subsidiary;

  . Debt of any corporation existing at the time the corporation becomes a subsidiary;

  . Debt of a subsidiary or of a subsidiary's subsidiary;

  . Debt, such as industrial reserve bonds, secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in gross income of the holder; and

  . the extensions, renewals or replacements of any Debt referred to in the above clauses.

   This restriction does not apply to any issuance of preferred stock by a subsidiary to Lowe's or another subsidiary, provided that the preferred stock is thereafter not transferable to any Person other than Lowe's or a subsidiary. (Senior Indenture, Section 1008).

 Restrictions on Sales and Leasebacks.

   The Senior Indenture provides that we will not, and we will not permit any subsidiary to, after December 1, 1995, enter into any transaction involving the sale and subsequent leasing back of Lowe's or any of its subsidiaries of any Principal Property, unless, after giving effect to the sale and leaseback transaction, the aggregate amount of all Attributable Debt with respect to all such transactions plus all Debt to which Section 1008 of the Senior Indenture is applicable, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there will be excluded in computing Attributable Debt for the purpose of the restriction, Attributable Debt with respect to any sale and leaseback transaction if:

  . the lease in the transaction is for a period (including renewal rights) not exceeding three years;

  . Lowe's or a subsidiary, within 180 days after the transaction, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased under the arrangement or the fair market value of the Principal Property leased at the time of entering into the arrangement (as determined by the Board of Directors) to, with some restrictions, the retirement of our Funded Debt ranking on a parity with or senior to the Senior Debt Securities or the retirement of Funded Debt of a subsidiary;

  . the transaction is entered into before, at the time of, or within 30 months after the later of the acquisition of the Principal Property or the completion of its construction;

  . the lease in the transaction secures or relates to obligations issued by a state, territory or possession or the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in the gross income of the holder; or

  . the transaction is entered into between Lowe's and a subsidiary or between subsidiaries.

(Senior Indenture, Section 1009).

 Definitions of Key Terms in the Senior Indenture.

   The Senior Indenture defines the following terms used in this subsection:

   "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by the Person under the lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to the date at the rate of 10% per annum compounded annually. The net amount of rent required to be paid under any such lease for any such period will be the amount of the rent payable by the lessee with respect to the period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease after the first date upon which it may be so terminated.

   "Capital Stock", as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether the capital stock will be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation.

   "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting
(i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as shown on the most recent balance sheet of Lowe's and our consolidated subsidiaries and computed under generally accepted accounting principles.

   "Debt" means loans, notes, bonds, indentures or other similar evidences of indebtedness for money borrowed.

   "Funded Debt" means all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from the date at the option of the borrower.

   "Preferred stock" means any class of our stock that has a preference over common stock in respect of dividends or of amounts payable in the event of our voluntary or involuntary liquidation, dissolution or winding up and that is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the Holder, otherwise than in shares of common stock or preferred stock of another class or series or with the proceeds of the sale of common stock or preferred stock.

   "Principal Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling home improvement products or the manufacturing, warehousing or distributing of the products, owned or leased by us or any of our subsidiaries. (Senior Indenture, Section 101).

Subordination of Our Subordinated Debt Securities.

   Our obligations to make any payment on account of the principal of and premium, if any, and interest on the subordinated debt securities will be subordinate and junior in right of payment, to the extent described in the Subordinated Indenture, to all of our senior indebtedness. (Subordinated Indenture, Article 14).

   If we default in the payment of any principal of or any premium or interest on any senior indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until we have cured the default, or it is waived or ceases to exist, we will not make or agree to make any direct or indirect payment, in cash, property, securities, by set-off or otherwise, for principal of or any premium or interest on the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the subordinated debt securities. (Subordinated Indenture, Section 1401).

   "Senior Indebtedness" is defined in the Subordinated Indenture as:

  . all of our indebtedness for money borrowed or constituting reimbursement obligations with respect to letters of credit and interest or currency swap agreements, including indebtedness secured by a mortgage, conditional sales contract or other lien that is:

   -- given to secure all or a part of the purchase price of the property subject to the mortgage, conditional sales contract or other lien thereto, whether given to the vendor of the property or to another, or

   -- existing on property at the time of acquisition thereof;

  . all of our indebtedness evidenced by notes, debentures, bonds or other securities that we sold for money;

  . lease obligations, including but not limited to capitalized lease obligations;

  . all indebtedness of others of the kinds described in either of the preceding first or second clauses and all lease obligations and obligations of others of the kind described in the preceding third clause assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise; and

  . all, whether initial or seriatim, renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding first, second or fourth clauses and all renewals or extensions of leases of the kinds described in either of the preceding third or fourth clauses; unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that the indebtedness, lease, renewal, extension, deferral, increase, modification or refunding is not superior in right of payment to the subordinated debt securities or is expressly subordinated by its terms in right of payment to all of our other indebtedness, including the subordinated debt securities.

   We will first pay in full all senior indebtedness before making any payment or distribution, whether in cash, securities or other property, to holders of subordinated debt securities in the event of:

  . any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

  . any proceeding for our voluntary or involuntary liquidation, dissolution or other winding up, whether or not involving insolvency or bankruptcy proceedings;

  . any assignment by us for the benefit of creditors; or

  . any other marshalling of our assets.

   In that event, any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities, whether in cash, securities or other property, other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all senior indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment, which would otherwise, but for the subordination provisions, be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness under the priorities then existing among the holders until all senior indebtedness, including any interest thereon accruing after the commencement of any such proceedings has been paid in full.

   In the event of a proceeding, after payment in full of all sums owing with respect to senior indebtedness, the holders of subordinated debt securities, together with the holders of any of our obligations ranking on a parity with the subordinated debt securities, will be entitled to be paid from our remaining assets the amounts at the time due and owing on account of unpaid principal of and premium, if any, and interest on the subordinated debt securities and the other obligations before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any of our capital stock or obligations ranking junior to the subordinated debt securities and the other obligations.

   If any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities of any character, whether in cash, securities or other property, other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment, or any security is received by the trustee or any holder of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the senior indebtedness is paid in full, the payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the senior indebtedness at the time outstanding under the priorities then existing among the holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all the senior indebtedness in full. (Subordinated Indenture, Section 1401).

   By reason of this subordination, in the event of our insolvency, holders of senior indebtedness may receive more, ratably, and any holders of the subordinated debt securities having a claim under the subordinated debt securities may receive less, ratably, than our other creditors. The subordination will not prevent the occurrence of an event of default of the subordinated debt securities. "Events of default" are described below in the subsection "Events of Default."

The Effect of Our Corporate Structure on Our Payment of the Debt Securities.

   The debt securities are the obligations of Lowe's exclusively. Because our operations are currently conducted through subsidiaries, the cash flow and the consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities. They have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make any funds available for our payment of any amounts due on the debt securities, whether by dividends, loans or other payments. In addition, our subsidiaries' payments of dividends and making of loans and advances to us may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and various business considerations.

   Although the Senior Indenture limits the incurrence of the indebtedness, as described above in the subsection "Covenants Applicable to Our Senior Debt Securities," the debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinated to any security interests in the subsidiary's assets and any of the subsidiary's indebtedness senior to that which we hold.

No Restriction on Sale or Issuance of Stock of Subsidiaries.

   The indentures contain no covenant that we will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries. They also do not prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, the subsidiary's voting stock.

Consolidation, Merger and Sale of Assets.

   Without the consent of the holders of any of the outstanding debt securities, we may consolidate or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety, to any corporation organized under the laws of any domestic jurisdiction, as long as:

  . the successor corporation assumes our obligations on the debt securities and under the indentures;

  . after giving effect to the transaction no event of default, and no event that, after notice or become an event of default, has occurred and is continuing; and

  . other conditions described in the indentures are met. (Section 801).

Events of Default.

   The following are "events of default" with respect to debt securities of any series:

  . default for 30 days in payment when due of any interest on any debt security of the series or any additional amount payable with respect to debt securities of the series as specified in the applicable prospectus supplement;

  . default in payment when due of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of the series;

  . default for 60 days after notice from the applicable trustees or from the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, in the performance of any other agreement in the debt securities of the series, in the indentures or in any supplemental indenture or board resolution referred to in the notice under which the debt securities of the series may have been issued;

  . default in the payment of principal when due or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million and the acceleration is not rescinded or annulled within ten days after written notice of the default to us or to us and the trustee by the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, as long as the event of default will be cured or waived if the default that resulted in the acceleration of the other indebtedness is cured or waived or the indebtedness is discharged; and

  . events of bankruptcy, insolvency or reorganization of Lowe's more fully described in the indentures.

(Section 501).

   The prospectus supplement will describe any additional events of default that may be added to the indenture for a particular series of debt securities (Section 301). No event of default with respect to a particular series of debt securities issued under the indentures necessarily constitutes an event of default with respect to any other series of debt securities issued under the indentures.

   The indentures provide that the trustee for any series of debt securities will, within ninety days after the occurrence of a default with respect to debt securities of the series, give to the holders of those debt securities notice of all uncured defaults known to it, provided that:

  . except in the case of default in payment on the debt securities of the series, the trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interest of the holders of the debt securities of that series, and

  . no notice of a default made in the performance of any covenant or a breach of any warranty contained in the indentures will be given until at least 60 days after the occurrence thereof.

"Default" means any event that is, or, after notice or passage of time or both, would be, an event of default. (Section 602).

   If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the principal amount (or, if the debt securities of the series are Original Issue Discount Securities, the portion of the principal amount as may be specified in the terms of the series) of all the debt securities of the series to be due and payable immediately. At any time after making a declaration of acceleration with respect to debt securities of any series, but before obtaining a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities of the series may, in some circumstances, rescind and annul the acceleration. (Section 502).

   The indentures provide that, except for the duty of the trustees in the case of an event of default to act with the required standard of care, the trustees will be under no obligation to exercise any of these rights or powers under the indentures at the request or direction of any of the holders, unless the holders have offered reasonable indemnity to the trustees. (Sections 601 and 603). Except as limited by the provisions for the indemnification of the trustees, the holders of a majority in aggregate principal amount of the outstanding debt securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees with respect to the debt securities of the series. (Section 512).

   We are required to furnish annually to the trustees a statement as to our performance of some of our obligations under the indentures and as to any default in our performance. (Section 1005).

Global Securities.

   We may issue the debt securities of a series as one or more fully registered global securities. We will deposit the global securities with, or on behalf of, a depositary bank identified in the prospectus supplement relating to the series. We will register the global securities in the name of the depositary bank or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series represented by the global security or securities. Until any global security is exchanged in whole or in part for debt securities in definitive certificated form, the depositary bank or its nominee may not transfer the global certificate except to each other, another nominee or to their successors and except as described in the applicable prospectus supplement. (Section 303).

   The prospectus supplement will describe the specific terms of the depositary arrangement with respect to a series of debt securities that a global security will represent. We anticipate that the following provisions will apply to all depositary arrangements.

   Upon the issuance of any global security, and the deposit of the global security with or on behalf of the depositary bank for the global security, the depositary bank will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions, also referred to as "participants," that have accounts with the depositary bank or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of the debt securities or by us, if we offer and sell the debt securities directly. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants.

   Ownership of beneficial interests by participants in the global security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the depositary bank or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through the participants will be effected only through book-keeping entries to, records maintained by the participants.

   The laws of some jurisdictions require that some of the purchasers of securities take physical delivery of the securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any global security.

   So long as the depositary bank for a global security or its nominee is the registered owner of the global security, the depositary bank or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as described below or otherwise specified in the applicable prospectus supplement, owners of beneficial interests in a global security:

  . will not be entitled to have debt securities of the series represented by the global security registered in their names,

  . will not receive or be entitled to receive physical delivery of debt securities of the series in definitive certificated form, and

  . will not be considered the holders thereof for any purposes under the indenture.

   Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary bank and, if the person is not a participant, on the procedures of the participant through which the person directly or indirectly owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depositary bank may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a holder is entitled to give or take under the indenture. (Section 104).

   We understand that under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action that a holder is entitled to give or take under the indenture, the depositary bank for the global security would authorize the participants holding the relevant beneficial interest to give notice or take action, and the participants would authorize beneficial owners owning through the participants to give notice or take action or would otherwise act upon the instructions of beneficial owners owning through them.

   Principal and any premium and interest payments on debt securities represented by a global security registered in the name of a depositary bank or its nominee will be made to the depositary bank or its nominee, as the case may be, as the registered owner of the global security. None of us, the trustee or any paying agent for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. (Section 308).

   We expect that the depositary bank for any series of debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary bank. We also expect that payments by participants to owners of beneficial interests in the global security or securities held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants.

   If the depositary bank for any series of debt securities represented by a global security is at any time unwilling or unable to continue as depositary bank and we do not appoint a successor depositary bank within 90 days, we will issue the debt securities in definitive certificated form in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a series represented by one or more global securities and, in the event, will issue debt securities of the series in definitive certificated form in exchange for the global security representing the series of debt securities. (Section 305).

   Further, at our discretion, an owner of a beneficial interest in a global security representing debt securities of a series may, on terms acceptable to us and the depositary bank for the global security, receive debt securities of the series in definitive certificated form. Debt securities of the series issued in definitive certificated form will, except as described in the applicable prospectus supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form. (Section
305).

Modification and Waiver of the Indentures.

   We and the applicable Trustee may modify or amend the indentures with the consent of the holders of a majority in principal amount of the debt securities of all affected series. However, we must have the consent of the holders of all of the affected outstanding debt securities to:

  . change the stated maturity date of the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, any debt security;

  . reduce the principal, premium, interest or amount payable on redemption of any debt security;

  . change the method of calculation of any premium, interest or amount payable on redemption of any debt security;

  . reduce the amount of principal of a debt security payable on acceleration of the maturity of the debt security;

  . change the place or currency of payment of principal of, or premium or interest on, any debt security;

  . impair a holder's conversion rights;

  . impair a holder's right to institute suit for the enforcement of any payment on or with respect to any debt security; or

  . reduce the percentage in principal amount of the debt security, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with some of the provisions of the indentures or for waiver of some of the defaults.

(Sections 901 and 902).

   The holders of a majority in principal amount of the debt securities of all affected series may, on behalf of the holders of all the debt securities, waive:

  . our compliance with some of the restrictive provisions of the indentures, and

  . any past default under the indentures with respect to the debt securities.

   They may not waive:

  . a default in the payment of the principal of, or premium or interest on, any debt security, or

  . a provision that, under the indentures, requires the consent of the holders of all of the affected outstanding debt securities for modification or amendment.

(Section 513).

Regarding the Trustees.

   Bank One, N.A. (formerly known as The First National Bank of Chicago) is the trustee under the Senior Indenture. Notice to the senior trustee should be directed to:

                             Corporate Trust Office
                                1 Bank One Plaza
                                 Suite IL1-0126
                          Chicago, Illinois 60670-0126
                   Attention: Corporate Trust Administration.

   The Bank of New York is the trustee under the Subordinated Indenture. Notice to the subordinated trustee should be directed to:

                             Corporate Trust Office
                               101 Barclay Street
                           New York, New York 10007.

                      DESCRIPTION OF OUR PREFERRED STOCK

General.

   The following is a summary of some of the important terms of our preferred stock. You should review the applicable North Carolina law and our Restated and Amended Charter and Bylaws for a more complete description of our preferred stock.

   Our Charter authorizes us to issue 5,000,000 shares of preferred stock. We may amend our Charter from time to time to increase the number of authorized shares of preferred stock. Any amendment requires the approval of the holders of a majority of the outstanding shares of common stock and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this prospectus, we had no shares of preferred stock outstanding.

   The Board of Directors is authorized to designate with respect to each new series of preferred stock:

  . the number of shares in each series;

  . the dividend rates and dates of payment;

  . voluntary and involuntary liquidation preferences;

  . redemption prices;

  . whether dividends will be cumulative and, if cumulative, the date or dates from which they will be cumulative;

  . the sinking fund provisions, if any, for redemption or purchase of shares;

  . the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series; and

  . the voting rights, if any.

   We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. The Board of Directors' ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

   The prospectus supplement relating to each series of the preferred stock will describe the following terms:

  . title and stated value of the series;

  . the number of shares in the series;

  . the dividend payment dates and the dividend rate or method of determination or calculation of the terms applicable to the series;

  . applicable redemption provisions, if any;

  . sinking fund or purchase fund provisions, if any;

  . the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;

  . the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;

  . the conversion rights, if any;

  . applicable voting rights; and

  . any other applicable terms.

Redemption.

   A series of preferred stock may be redeemable, in whole or in part, at our option. In addition, the series' redemption may be mandatory under a sinking fund. In each case, the prospectus supplement will describe the terms, times and redemption policies of the series.

   The prospectus supplement relating to a series of preferred stock that is mandatorily redeemable will specify the number of shares of the series of preferred stock that we will redeem in each year commencing after a specified date, at a specified redemption price per share, together with an amount equal to any accrued and unpaid dividends to the date of redemption.

   If we redeem fewer than all the outstanding shares of any series of preferred stock, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or its duly authorized committee, or by any other method the Board of Directors or its committee determines to be equitable. From and after the date of redemption, unless we default in providing for the payment of the redemption price, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders will cease, except their right to receive the redemption price.

Conversion Rights; No Preemptive Rights.

   The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of common stock or another series of our preferred stock. The preferred stock will have no preemptive rights.

Dividend Rights.

   The holders of the preferred stock of each series will be entitled to receive, if and when declared payable by the Board of Directors, out of assets available therefor, dividends at, but not exceeding, the dividend rate for the series, which may be fixed or variable, payable at such intervals and on the dates as described in the Board of Directors' resolution creating the series. If the intervals and dividend payment dates will vary from time to time for the series, the resolution will describe the method by which the intervals and the dates will be determined. Dividends on preferred stock will be paid before any dividends, other than a dividend payable in common stock, may be paid upon or set apart for any shares of capital stock ranking junior to the preferred stock in respect of dividends or liquidation rights, which is referred to in this prospectus as "stock ranking junior to the preferred stock".

Voting Rights.

   Except as indicated below or in the prospectus supplement relating to a particular series of preferred stock, or except as expressly required by the laws of the State of North Carolina or other applicable law, the holders of the preferred stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of preferred stock, each share will be entitled to one vote on matters on which holders of the series of the preferred stock are entitled to vote.

   However, as more fully described below in the subsection entitled "Depositary Shares," if we elect to issue depositary shares representing a fraction of a share of preferred stock, each depositary share will, in effect, be entitled to a fraction of a vote, rather than a full vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of the series, on matters on which holders of the series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in the series, not the aggregate liquidation preference or initial offering price of the shares of the series of preferred stock.

   In addition to the foregoing voting rights, under the North Carolina Business Corporation Act as now in effect, the holders of preferred stock will have the voting rights described in the above subsection entitled "General" with respect to amendments to our Charter that would increase the number of authorized shares of our preferred stock.

Liquidation Rights.

   In the event of our liquidation, dissolution or winding up, the holders of preferred stock will be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears on the preferred stock, before any distribution of the assets will be made to the holders of any stock ranking junior to the preferred stock, such as our common stock. If the assets distributable among the holders of preferred stock would be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution will be made among the holders of each series ratably in proportion to the full preferential amounts to which they are each entitled.

Depositary Shares.

 General.

   We may, at our option, elect to offer fractional, rather than full, shares of preferred stock. In the event we exercise the option, we will issue to the public receipts for depositary shares. Each receipt will represent a fraction of a share of a particular series of preferred stock as described below and in the applicable prospectus supplement.

   The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that we select having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. The deposit agreement may provide that each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented thereby, including dividend, voting, redemption and liquidation rights.

   The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock. If depositary shares are issued, copies of the forms of deposit agreement and depositary receipt will be incorporated by reference in the registration statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to those documents.

   Pending the preparation of definitive engraved depositary receipts, the depositary bank may, upon our written order, issue temporary depositary receipts substantially identical to, and entitling the holders thereof to all the rights pertaining to, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

 Withdrawal of Preferred Stock.

   Upon surrender of the depositary receipts to the depositary bank, the owner of the depositary shares is entitled to delivery of the number of whole shares of preferred stock represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary bank will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. The depositary bank will not distribute fractional shares of preferred stock or cash instead of the fractional shares. Consequently, a holder of a depositary receipt representing a fractional share of preferred stock would be able to liquidate his position only by sale to a third party in a public trading market transaction or otherwise, unless the depositary shares are redeemed by us or converted by the holder.

 Dividends and Other Distributions.

   The depositary bank will distribute all cash dividends or other cash distributions that it receives on the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of the depositary shares owned by the holders.

   In the event of a distribution other than in cash, the depositary bank will distribute property that it receives to the record holders of depositary shares entitled to the property. However, if the depositary bank determines that it is not feasible to make the distribution, the depositary bank may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

 Redemption of Depositary Shares.

   If a series of preferred stock represented by depositary shares is redeemable, the depositary shares will be redeemed from the proceeds that the depositary bank receives resulting from the redemption, in whole or in part, of the series of preferred stock that the depositary bank holds. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of preferred stock. Whenever we redeem shares of preferred stock held by the depositary bank, the depositary bank will redeem as of the same redemption date the number of depositary shares representing the shares of redeemed preferred stock. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary bank may determine.

 Voting the Preferred Stock.

   Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary bank will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary bank as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary bank will endeavor, insofar as practicable, to vote the amount of preferred stock represented by the depositary shares under the instructions, and we will agree to take all action that the depositary bank deems necessary to enable the depositary bank to do so. The depositary bank may abstain from voting shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing the preferred stock.

 Amendment and Termination of the Depositary Agreement.

   At any time, we may agree with the depositary bank to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding has approved the amendment. We or the depositary bank may terminate the deposit agreement only if:

  . all outstanding depositary shares have been redeemed, or

  . there has been a final distribution on the preferred stock in connection with our liquidation, dissolution or winding up, and the distribution has been distributed to the holders of depositary receipts.

 Charges of Depositary Bank.

   We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary bank in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and the other charges, including any fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement for their accounts.

 Miscellaneous.

   The depositary bank will forward to holders of depositary receipts all required reports and communications from us that are delivered to the depositary bank.

   Neither we nor the depositary bank will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing the obligations under the deposit agreement. Those obligations will be limited to performance in good faith of the duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary bank may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

 Resignation and Removal of Depositary Bank.

   The depositary bank may resign at any time by delivering to us notice of its election to do so. We may remove the depositary bank at any time. Any resignation or removal will take effect upon the appointment of a successor depositary bank and its acceptance of the appointment. The successor depositary bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous.

   The preferred stock, when issued in exchange for full consideration, will be fully paid and nonassessable.

                        DESCRIPTION OF OUR COMMON STOCK

General.

   The following is a summary of some of the terms of our common stock. For a more complete description of our common stock, you should review the applicable North Carolina law, our Charter and Bylaws, and the Amended and Restated Rights Agreement, dated December 2, 1999, between us and Equiserve Trust Company, N.A., as rights agent.

   Our Charter authorizes us to issue 1,400,000,000 shares of common stock. As of December 29, 2000, we had approximately 383,412,356 shares of common stock outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive dividends when our Board of Directors declares them out of funds legally available therefor. Dividends may be paid on the common stock only if all dividends on any outstanding preferred stock have been paid or provided for.

   The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive or conversion rights, and we may not make further calls or assessments on our common stock.

   In the event of our voluntary or involuntary dissolution, liquidation or winding up, holders of common stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of preferred stock, if any, all of our remaining assets available for distribution.

   Directors are elected by a vote of the holders of common stock. Holders of common stock are not entitled to cumulative voting rights.

   Equiserve Trust Company, N.A. of Boston, Massachusetts, acts as the transfer agent and registrar for the common stock.

Preferred Share Purchase Rights.

   In 1998, under our Shareholder Rights Plan, we distributed as a dividend one right for each outstanding share of common stock. Each right entitles the holder to buy one one-thousandth of a share of Participating Cumulative Preferred Stock, Series A, at an exercise price of $152.50, which we may adjust at a later time.

   The rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of our outstanding common stock. When exercisable, we may issue a share of common stock in exchange for each right other than those held by the person or group. If a person or group acquires 30% or more of the outstanding common stock, each right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire preferred stock or, at our option, common stock, having a value equal to twice the right's exercise price. If we are acquired in a merger or other business combination or if 50% of our earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the right.

   The rights will expire on September 9, 2008, and may be redeemed by us at a price of $.001 per right at any time before the tenth day after an announcement that a 15% position has been acquired.

   Until a person or group acquires or announces a tender offer for 15% or more of the common stock:

  . the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and

  . the surrender for transfer of any certificate for common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.

  Rights may not be transferred, directly or indirectly:

  . to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the rights, referred to as an "acquiring person;"

  . to any person in connection with a transaction in which such person becomes an acquiring person; or

  . to any affiliate or associate of an acquiring person.

Any right that is the subject of a purported transfer to an acquiring person will be null and void.

   The rights may have some anti-takeover effects. The rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of our common stock if some events thereafter occur without the rights having been redeemed. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the rights are redeemable in some circumstances.

Change of Control Provisions.

   Some provisions of our Charter and of North Carolina law govern the rights of holders of common stock with the intention of affecting any attempted change of control of Lowe's.

 Board of Directors.

   Our Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. Removal of a director requires the affirmative vote of 70% of outstanding voting shares. These provisions make it more difficult for holders of our common stock to gain control of the Board of Directors.

 Fair Price Provisions.

   Provisions of our Charter, which we will refer to as the "fair price provisions," limit the ability of an interested shareholder to effect some transactions involving us. An "interested shareholder" is one who beneficially owns 20% or more of our outstanding voting shares.

   Unless the fair price provisions are satisfied, an interested shareholder may not engage in a business combination, which includes a merger, consolidation, share exchange or similar transaction, involving us unless approved by 70% of our outstanding voting shares. In general, the fair price provisions require that an interested shareholder pay shareholders the same amount of cash or the same amount and type of consideration paid by the interested shareholder when it initially acquired our shares.

   The fair price provisions are designed to discourage attempts to acquire control of us in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the fair price provisions, the fair price provisions generally may discourage attempts to obtain control of us.

 North Carolina Shareholder Protection Act.

   The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of our voting shares to approve a business combination with any person that beneficially owns 25% of the voting shares of the corporation unless the "fair price" provisions of the Act are satisfied. The statute's intended effect is similar to the fair price provisions of our Charter.

                          DESCRIPTION OF OUR WARRANTS

   We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue the warrants independently or together with any other offered securities, and they may be attached to or separate from the other securities. We will issue each series of warrants under a separate warrant agreement between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

   If we issue warrants, copies of the forms of the warrant agreement and the certificate evidencing the warrants will be incorporated by reference in the registration statement of which this prospectus is a part. You should refer to those documents for a more complete description of the warrants.

   The applicable prospectus supplement may describe the following terms of the warrants:

  . the title of the warrants;

  . the aggregate number of the warrants;

  . the price or prices at which the warrants will be issued;

  . the designation, aggregate principal amount and terms of the securities purchasable upon exercise of the warrants;

  . the designation and terms of the offered securities with which the warrants are issued and the number of the warrants issued with each security;

  . if applicable, the date on and after which the warrants and the related securities may be separately transferable;

  . the price at which the securities purchasable upon exercise of the warrants may be purchased;

  . the date on which the right to exercise the warrants will commence and the date on which the right will expire;

  . the minimum or maximum amount of the warrants that may be exercised at any one time;

  . information with respect to book-entry procedures, if any;

  . a discussion of material federal income tax considerations; and

  . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Description of Currency Warrants.

   We may issue (either separately or together with other offered securities) currency warrants (the "offered currency warrants"). We may issue the offered currency warrants:

  . in the form of currency put warrants, entitling the owners thereof to receive from us the cash settlement value in U.S. dollars of the right to purchase a designated amount of U.S. dollars for a designated amount of a specified foreign currency (a "base currency"),

  . in the form of currency call warrants, entitling the owners thereof to receive from us the cash settlement value in U.S. dollars of the right to sell a designated amount of U.S. dollars for a designated amount of a base currency, or

  . in another form as may be specified in the applicable prospectus supplement.

   A currency warrant will not require or entitle the owners to sell, deliver, purchase or take delivery of any base currency. The currency warrants will be issued under warrant agreements (each a "currency warrant agreement") to be entered into between us and a bank or trust company, as warrant agent (the "currency warrant agent"), identified in the prospectus supplement.

   Because this section is a summary, it does not describe every aspect of the currency warrants and currency warrant agreement. We urge you to read the currency warrant agreement because it, and not this description, defines your rights as a holder of currency warrants. If we issue warrants, copies of the forms of the warrant agreement and the certificate evidencing the warrants will be incorporated by reference in the registration statement of which this prospectus is a part. You should refer to those documents for a more complete description of the warrants.

General.

   You should read the prospectus supplement for the terms of the offered currency warrants, including the following:

  . The title and aggregate number of the currency warrants.

  . The material risk factors relating to the currency warrants.

  . Whether the currency warrants will be currency put warrants, currency call warrants, both puts and calls or otherwise.

  . The formula for determining the cash settlement value, if applicable, of each currency warrant.

  . The procedures and conditions relating to the exercise of the currency warrants.

  . The date on which the right to exercise the currency warrants will commence and the date (the "currency warrant expiration date") on which this right will expire.

  . The circumstances, in addition to their automatic exercise upon the currency warrant expiration date, that will cause the currency warrants to be deemed to be automatically exercised.

  . Any minimum number of the currency warrants that must be exercised at any one time, other than upon automatic exercise.

  . Whether the currency warrants are to be issued with any other offered securities and, if so, the amount and terms of these other securities.

  . Any other terms of the currency warrants.

   The prospectus supplement will also contain a discussion of the federal income tax considerations relevant to the offering.

   If currency warrants are to be offered either in the form of currency put warrants or currency call warrants, an owner will receive a cash payment upon exercise only if the currency warrants have a cash settlement value in excess of zero at that time. The spot exchange rate of the applicable base currency, as compared to the U.S. dollar, will determine whether the currency warrants have a cash settlement value on any given day prior to their expiration. The currency warrants are expected to be "out-of-the-money" (i.e., the cash settlement value will be zero) when initially sold and will be "in-the-money" (i.e., their cash settlement value will exceed zero) if, in the case of currency put warrants, the base currency depreciates against the U.S. dollar to the extent that one U.S. dollar is worth more than the price determined for the base currency in the prospectus supplement (the "strike price") or, in the case of currency call warrants, the base currency appreciates against the U.S. dollar to the extent one U.S. dollar is worth less than the strike price.

   "Cash settlement value" on an exercise date (as this term will be defined in the prospectus supplement) is an amount that is the greater of:

  . zero, and

  . the amount computed, in the case of currency put warrants, by subtracting from a constant or, in the case of currency call warrants, by subtracting the constant from, an amount equal to the constant multiplied by a fraction, the numerator of which is the strike price and the denominator of which is the spot exchange rate of the base currency for U.S. dollars on the exercise date (the "spot rate"), as the spot rate is determined pursuant to the currency warrant agreement.

Information concerning the historical exchange rates for the base currency will be included in the prospectus supplement.

   There will be a time lag between the time that an owner of currency warrants gives instructions to exercise the currency warrants and the time that the spot rate relating to the exercise is determined, as described in the prospectus supplement.

   Currency warrants will be our unsecured contractual obligations and will rank on a parity with our other unsecured contractual obligations and with our unsecured and unsubordinated debt.

Book-Entry Procedures and Settlement.

   Unless otherwise provided in the prospectus supplement, each issue of currency warrants will be issued in book-entry form and represented by a single global currency warrant certificate, registered in the name of a depositary or its nominee. Owners will generally not be entitled to receive definitive certificates representing currency warrants. An owner's ownership of a currency warrant will be recorded on or through the records of the bank, broker or other financial institution that maintains the owner's account. In turn, the total number of currency warrants held by an individual bank, broker or other financial institution for its clients will be maintained on the records of the depositary. Transfer of ownership of any currency warrant will be effected only through the selling owner's brokerage firm. Neither the currency warrant agent nor we will have any responsibility or liability for any aspect of the records relating to beneficial ownership interests of global currency warrant certificates or for maintaining, supervising or reviewing records relating to the beneficial ownership interests.

   The cash settlement value on exercise of a currency warrant will be paid by the currency warrant agent to the appropriate depositary participant. Each participant will be responsible for disbursing the payments to the beneficial owners of the currency warrants that it represents and to each bank, broker or other financial institution for which it acts as agent. Each bank, broker or other financial institution will be responsible for disbursing funds to the beneficial owners of the currency warrants that it represents.

   If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue currency warrants in definitive form, in exchange for the global currency warrant. In addition, we may at any time determine not to have the currency warrants represented by a global currency warrant and, in that event, will issue currency warrants in definitive form, in exchange for the global currency warrant. In either instance, an owner of a beneficial interest in the global currency warrant will be entitled to have a number of currency warrants equivalent to the beneficial interest registered in its name and will be entitled to physical delivery of the currency warrants in definitive form.

Exercise of Currency Warrants.

   Unless otherwise provided in the prospectus supplement, each currency warrant will entitle the owner to the cash settlement value of the currency warrant on the applicable exercise date. If not exercised prior to a specified time on the fifth business day preceding the currency warrant expiration date, currency warrants will be automatically exercised on the currency warrant expiration date.

Listing.

   Each issue of currency warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a pre-condition to the sale of any currency warrants, unless otherwise provided in the prospectus supplement. In the event that the currency warrants are delisted from, or permanently suspended from trading on, the exchange, currency warrants not previously exercised will be automatically exercised on the date the delisting or permanent trading suspension becomes effective. The applicable currency warrant agreement will contain a covenant by us not to seek delisting of the currency warrants from, or permanent suspension of their trading on, the applicable exchange.

Modifications.

   A currency warrant agreement and the terms of the currency warrants issued thereunder may be amended by the currency warrant agent and us, without the consent of the registered holders or beneficial owners, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that we may deem necessary or desirable and that will not materially and adversely affect the interests of the beneficial owners.

   The currency warrant agent and we also may modify or amend a currency warrant agreement and the terms of the currency warrants issued thereunder with the consent of the beneficial owners of not less than a majority in number of the then outstanding unexercised currency warrants affected thereby, provided that no modification or amendment that decreases the strike price in the case of a currency put warrant, increases the strike price in the case of a currency call warrant, shortens the period of time during which the currency warrants may be exercised or otherwise materially and adversely affects the exercise rights of the beneficial owners of the currency warrants or reduces the number of outstanding currency warrants the consent of whose beneficial owners is required for modification or amendment of the currency warrant agreement or the terms of the currency warrants, may be made without the consent of each beneficial owner affected thereby.

Enforceability of Rights by Holders; Governing Law.

   The currency warrant agent will act solely as our agent in connection with the issuance and exercise of currency warrants and will not assume any obligation or relationship of agency or trust for or with any owner of a beneficial interest in currency warrants or with the registered holder thereof. The currency warrant agent will have no duty or responsibility in case of any default by us in the performance of our obligations under the currency warrant agreement or a currency warrant certificate, including any duty or responsibility to initiate any proceedings at law or otherwise or to make any demand upon us. Beneficial owners may, without the consent of the currency warrant agent, enforce by appropriate legal action, on their own behalf, their right to exercise, and to receive payment for, their currency warrants. Except as may otherwise be provided in the prospectus supplement, each issue of currency warrants and the applicable currency warrant agreement will be governed by the laws of the State of New York.

Description of Indexed, Commodity and Other Warrants.

   We may issue (either separately or together with other offered securities) shelf warrants (the "offered shelf warrants"). Subject to compliance with applicable law, the offered shelf warrants may be issued for the purchase or sale of debt securities of, or guaranteed by, the United States, units of a stock index or stock basket or a commodity or a unit of a commodity index (collectively, "exercise items"). Shelf warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth in the prospectus supplement. The shelf warrants will be issued under warrant agreements (each a "shelf warrant agreement") to be entered into between us and a bank or trust company, as warrant agent (the "shelf warrant agent"), identified in the prospectus supplement.

   Because this section is a summary, it does not describe every aspect of the shelf warrants and shelf warrant agreement. We urge you to read the shelf warrant agreement because it, and not this description, defines your rights as a holder of shelf warrants. If we issue warrants, copies of the forms of the warrant agreement and the certificate evidencing the warrants will be incorporated by reference in the registration statement of which this prospectus is a part. You should refer to those documents for a more complete description of the warrants.

General.

   You should read the prospectus supplement for the terms of the offered shelf warrants, including the following:

  . The title and aggregate number of the shelf warrants.

  . The material risk factors relating to the shelf warrants.

  . The exercise items that the shelf warrants represent the right to buy or sell.

  . The procedures and conditions relating to the exercise of the shelf warrants.

  . The date on which the right to exercise the shelf warrants will commence and the date on which this right will expire.

  . The national securities exchange on which the shelf warrants will be listed, if any.

  . Any other material terms of the shelf warrants.

   The prospectus supplement will also set forth information concerning any other securities offered thereby and will contain a discussion of the federal income tax considerations relevant to the offering.

   If the shelf warrants relate to the purchase or sale of debt securities of, or guaranteed by, the United States, it is currently expected that the shelf warrants will be listed on a national securities exchange. The prospectus supplement relating to the shelf warrants will describe the amount and designation of the debt securities covered by each shelf warrant, whether the shelf warrants provide for cash settlement or delivery of the shelf warrants upon exercise and the national securities exchange, if any, on which the shelf warrants will be listed.

   If the shelf warrants relate to the purchase or sale of a unit of a stock index or a stock basket, the shelf warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket. It is currently expected that these shelf warrants will be listed on a national securities exchange. The prospectus supplement relating to the shelf warrants will describe the terms of the shelf warrants, the stock index or stock basket covered by the shelf warrants and the market to which the stock index or stock basket relates and the national securities exchange, if any, on which the shelf warrants will be listed.

   If the shelf warrants relate to the purchase or sale of a commodity or a unit of a commodity index, the shelf warrants will provide for cash settlement or delivery of the particular commodity or commodities. It is currently expected that these shelf warrants will be listed on a national securities exchange. The prospectus supplement relating to the shelf warrants will describe the terms of the shelf warrants, the commodity or commodity index covered by the shelf warrants and the market, if any, to which the commodity or commodity index relates and the national securities exchange, if any, on which the shelf warrants will be listed.

   Shelf warrant certificates:

  . may be exchanged for new shelf warrant certificates of different denominations,

  . if in registered form, may be presented for registration of transfer, and

  . may be exercised, at the corporate trust office of the shelf warrant agent or any other office indicated in the prospectus supplement.

   Shelf warrants may be issued in the form of a single global shelf warrant certificate registered in the name of the nominee of the depositary of the shelf warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for an interest in a global shelf warrant certificate, as set forth in the applicable prospectus supplement. Prior to the exercise of their shelf warrants, holders thereof will not have any rights under the warrants:

  . to purchase or sell any debt securities of, or guaranteed by, the United
    States or to receive any settlement value therefor,

  . to purchase or sell any commodities or to receive any settlement therefor, or

  . to receive any settlement value in respect to any unit of a commodity index or stock index or stock basket.

Exercise of Shelf Warrants.

   Each offered shelf warrant will entitle the holder to purchase or sell such amount of debt securities of, or guaranteed by, the United States at the exercise price, or receive the settlement value in respect of a stock index, stock basket, commodity or commodity index, as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the shelf warrants or as otherwise set forth in the prospectus supplement. Shelf warrants may be exercised at any time on the dates set forth in the prospectus supplement relating to the shelf warrants or as may be otherwise set forth in the prospectus supplement. Unless otherwise provided in the applicable prospectus supplement, after the close of business on the applicable expiration date (as that date may be extended by us), unexercised shelf warrants will be void.

   Unless otherwise provided in the prospectus supplement, offered shelf warrants may be exercised by delivery of a properly completed shelf warrant certificate to the shelf warrant agent and, if required and if the shelf warrant does not provide for cash settlement, payment of the amount required to purchase the exercise items purchasable upon exercise. Shelf warrants will be deemed to have been exercised upon receipt of the shelf warrant certificate and any payment, if applicable, at the corporate trust office of the shelf warrant agent or any other office indicated in the prospectus supplement and we will, as soon as practicable thereafter, buy or sell the debt securities of, or guaranteed by, the United States or pay the settlement value therefor. If fewer than all of the shelf warrants represented by the shelf warrant certificate are exercised, a new shelf warrant certificate will be issued for the remaining shelf warrants. The holder of an offered shelf warrant will be required to pay any tax or other governmental charge that may be imposed.

Modifications.

   A shelf warrant agreement and the terms of the shelf warrants issued thereunder may be amended by the shelf warrant agent and us, without the consent of the holders or the owners, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, for the purpose of appointing a successor depositary, for the purpose of issuing shelf warrants in definitive form, or in any other manner that we may deem necessary or desirable and that will not materially and adversely affect the interests of the owners.

   The shelf warrant agent and we also may modify or amend a shelf warrant agreement and the terms of the shelf warrants issued thereunder with the consent of the owners of not less than a majority in number of the then outstanding unexercised shelf warrants affected thereby, provided that no modification or amendment that decreases the exercise price in the case of put warrants, increases the exercise price in the case of call warrants, shortens the period of time during which the shelf warrants may be exercised or otherwise materially and adversely affects the exercise rights of the holders of the shelf warrants or reduces the number of outstanding shelf warrants the consent of whose owners is required for modification or amendment of the shelf warrant agreement or the terms of the shelf warrants, may be made without the consent of each owner affected thereby.

Risk Factors Relating to the Shelf Warrants.

   The shelf warrants may entail significant risks, including, without limitation, the possibility of significant fluctuations in the market for the applicable exercise item, potential illiquidity in the secondary market and the risk that they will expire worthless. These risks will vary depending on the particular terms of the shelf warrants and will be more fully described in the prospectus supplement.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

   We may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of either class or both classes of Common Stock at a future date or dates. The price per share of Common Stock and number of shares of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units, consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice-versa. These payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

   The prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.

                 PLAN OF DISTRIBUTION OF THE OFFERED SECURITIES

   The offered securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through the firms or other firms acting alone or through dealers. We may also sell the offered securities directly or through agents to investors. The prospectus supplement will contain the names of any agents, dealers or underwriters involved in the sale of the offered securities described in this prospectus, the applicable agent's commission, dealer's purchase price or underwriter's discount and our net proceeds.

   The prospectus supplement will describe any underwriting compensation that we pay to underwriters or agents in connection with the offering of offered securities and any discounts, concessions or commissions that the underwriters allow to participating dealers. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be "underwriters" within the meaning of the Securities Act. In addition, any discounts and commissions that the underwriters receive and any profit that they realize on resale of the offered securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   If any underwriters are utilized in the sale of the offered securities, we will execute an underwriting agreement with the underwriters at the time an agreement for the sale is reached. The underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all of the offered securities if any are purchased. In connection with the sale of offered securities, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent.

   The underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under the underwriting agreements, underwriters, dealers and agents who participate in the distribution of the offered securities, may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act or contribution with respect to payments that the underwriters, dealers or agents may be required to make. The underwriters of an underwritten offering of offered securities will be listed in the prospectus supplement relating to an offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be listed on the cover of the prospectus supplement.

   If indicated in an applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers from some institutions to purchase our offered securities at the public offering price given in the prospectus supplement under "Delayed Delivery Contracts" providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of offered securities sold under the contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except that:

  . the purchase by an institution of the offered securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

  . if the offered securities are being sold to underwriters, we will have sold to the underwriters the total principal amount of the offered securities less the principal amount covered by contracts.

Agents and underwriters will have no responsibility in respect of the delivery or performance of the contracts.

   Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries and the trustees in the ordinary course of business.

   The offered securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the offered securities.

                                 LEGAL MATTERS

   The validity of the offered securities will be passed upon for us by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference from Lowe's Annual Report on Form 10-K for the fiscal year ended January 28, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended April 28, 2000 and April 30, 1999, July 28, 2000 and July 30, 1999, and October 27, 2000 and October 29, 1999 which is incorporated by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended April 28, 2000, July 28, 2000 and October 27, 2000 and incorporated by reference, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $505,000,000

                                     Lowe's

                       Senior Convertible Notes due 2021

                           ------------------------
                             PROSPECTUS SUPPLEMENT
                           ------------------------

                              Merrill Lynch & Co.

                         Banc of America Securities LLC

                           SunTrust Robinson Humphrey

                           U.S. Bancorp Piper Jaffray

                              Wachovia Securities

                             Fleet Securities, Inc.

                                October 16, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------